Exhibit 99.3

Execution Version

Amalgamation Agreement

BETWEEN

NORTH AMERICAN NICKEL INC.

- AND -

1000178269 ONTARIO INC.

- AND –

PREMIUM NICKEL RESOURCES CORPORATION

APRIL 25, 2022

TABLE OF CONTENTS

Article 1 Interpretation and Construction	2

1.1	Defined Terms	2
1.2	Construction	9
1.3	Date for Any Action	10
1.4	Appendices	10

Article 2 THE AMALGAMATION	11

2.1	Agreement to Amalgamate	11
2.2	Effect of Amalgamation	11
2.3	Exchange of Securities Pursuant to Amalgamation	12
2.4	U.S. Securities Laws Matters	13
2.5	Fractional Securities	14
2.6	Capital Additions	14
2.7	Acknowledgement of Escrow and Resale Restrictions	15
2.8	Treatment of Restricted Securities under the 1933 Act	15
2.9	Dissenting PNR Shareholders	15
2.10	Waiver of Dissent Rights by NAN	15
2.11	Certificates	15
2.12	Initial Amalco Corporate Matters	16

Article 3 Conditions Precedent to the Amalgamation	17

3.1	Mutual Conditions Precedent	17
3.2	Additional Conditions Precedent to the Obligations of NAN and NAN Subco	18
3.3	Additional Conditions Precedent to the Obligations of PNR	19

Article 4 CLOSING	20

4.1	Time and Place of Closing	20
4.2	Closing Deliveries of NAN and NAN Subco	21
4.3	Closing Deliveries of PNR	23

Article 5 TERMINATION	24

5.1	Right to Terminate	24
5.2	Effect of Termination	25

Article 6 Conduct Prior to Closing	25

6.1	Conduct of Business	25
6.2	Non-Solicitation	26
6.3	Access to Information; Use and Confidentiality	27
6.4	Public Disclosure	27
6.5	NAN Undertaking to Vote	27

Article 7 Representations and Warranties	28

7.1	Representations and Warranties of NAN and NAN Subco	28
7.2	Representations and Warranties of PNR	35

-i-

Article 8 ADDITIONAL AGREEMENTS	39

8.1	Superior Proposals	39
8.2	Non-Completion Fee	41

Article 9 General	42

9.1	Expenses	42
9.2	Notices	42
9.3	Entire Agreement and Further Assurances	43
9.4	Amendments and Waivers	43
9.5	Severability	43
9.6	Assignment and Enurement	43
9.7	Governing Law	44
9.8	Time of the Essence	44
9.9	Execution and Delivery	44

APPENDIX "A" FORM OF NAN SUPPORT AGREEMENT	A-1

APPENDIX "B" FORM OF PNR SUPPORT AGREEMENT	B-1

APPENDIX "C" DESCRIPTION OF SHARE CAPITAL	C-1

-ii-

AMALGAMATION AGREEMENT

THIS AGREEMENT is made effective as of April 25, 2022.

AMONG:

NORTH AMERICAN NICKEL INC., a company existing under the laws of the Province of British Columbia

("NAN")

- and -

1000178269 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

("NAN Subco")

- and -

PREMIUM NICKEL RESOURCES CORPORATION, a corporation existing under the laws of the Province of Ontario

("PNR")

WHEREAS:

A.	NAN is a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Ontario whose shares are listed on the Exchange (as defined herein);

B.	NAN Subco is a wholly-owned subsidiary of NAN;

C.	PNR is a privately held company in the business of mineral exploration and development;

D.	NAN Subco and PNR wish to combine their respective businesses by way of a triangular amalgamation, pursuant to which: (i) NAN Subco will amalgamate with PNR under Section 174 of the OBCA (as defined herein) to form Amalco (as defined herein), (ii) the security holders of PNR will receive securities of the Resulting Issuer (as defined herein) in exchange for their securities of PNR, and (iii) the transactions will result in a "reverse take-over" of NAN in accordance with the policies of the Exchange, all in the manner contemplated by and pursuant to the terms and conditions of this Agreement.

THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties (as defined herein) hereby agree as follows:

Article 1
Interpretation and Construction

1.1	Defined Terms

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following words and terms shall have the indicated meanings, and grammatical variations of such words and terms shall have corresponding meanings:

(a)	"15% Warrant" means the PNR Share purchase warrant dated February 26, 2020, beneficially owned by NAN that entitles it to acquire up to an undiluted 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025;

(b)	"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

(c)	"1940 Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder;

(d)	"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any proposal or offer, whether or not in writing (including any take-over bid initiated by advertisement or circular), or any public announcement, inquiry or request for negotiations, in each case, with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination involving any purchase by a single person (other than PNR or any of its subsidiaries) or combination of persons (other than PNR or any of its subsidiaries) of NAN Shares that, if consummated, would result in any person (other than PNR or any of its subsidiaries) beneficially owning more than 20% of the voting rights attached to the NAN Shares, or any liquidation or winding up of NAN; (ii) any acquisition by any person (other than PNR or any of its subsidiaries) of any assets of NAN, where such assets represent more than 20% of the fair market value ascribed to NAN or contribute more than 20% of the revenues of NAN (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any person (other than PNR or any of its subsidiaries) of beneficial ownership of 20% or more of the NAN Shares or other securities of NAN then outstanding; or (iv) any similar business combination of or involving NAN that, if consummated, would result in any person (other than PNR or any of its subsidiaries) beneficially owning more than 20% of the voting rights attached to the NAN Shares;

(e)	"Agreement" means this amalgamation agreement, together with the appendices attached hereto, as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof;

(f)	"Amalco" means the corporation resulting from the Amalgamation;

(g)	"Amalco Shares" means the common shares in the capital of Amalco;

(h)	"Amalgamating Companies" means NAN Subco and PNR;

(i)	"Amalgamation" means the amalgamation of the Amalgamating Companies pursuant to Section 174 of the OBCA on the terms and conditions set forth in this Agreement;

(j)	"Applicable Securities Laws" means the Securities Act and the regulations thereunder and all other applicable Canadian securities laws;

(k)	"Articles of Amalgamation" means the articles of amalgamation, in a form to be agreed to between the Parties, acting reasonably, required to be filed with the Director pursuant to Section 178(1) of the OBCA in respect of the Amalgamation;

(l)	"BCBCA" means the Business Corporations Act (British Columbia);

(m)	"Board Reconstitution" means the reconstitution of the board of the Resulting Issuer to consist of the following individuals as of the Effective Time: (i) Charles Riopel; (ii) Sheldon Inwentash; (iii) John Hick; (iv) Sean Whiteford; (v) Keith Morrison; and (vi) John Chisholm, and any such additional individual or individuals, if any, as NAN and PNR may agree to, subject to applicable requirements of the BCBCA and the constating documents of the Resulting Issuer;

(n)	"Botswanan Assets" means, collectively, the assets located in Botswana in which PNR holds an interest or option or agreement to acquire an interest, including, for greater certainty (i) the Selebi Project, and (ii) the Selkirk Mine;

(o)	"Business Day" means any day other than a Saturday, Sunday or statutory holiday in each of the Provinces of British Columbia or Ontario;

(p)	"Certificate of Amalgamation" means the certificate issued by the Director pursuant to Section 178(4) of the OBCA to evidence the Amalgamation;

(q)	"Closing" has the meaning set out in Section 2.1;

(r)	"Confidential Information" has the meaning set out in Section 6.3;

(s)	"Confidentiality Agreement" means the confidentiality agreement dated February 23, 2022, between NAN and PNR;

(t)	"Consolidation" means the consolidation of the issued and outstanding NAN Shares or Resulting Issuer Shares, as the case may be, which may be effected prior to or following the Effective Time, on such consolidation ratio as may be agreed between NAN and PNR, each acting reasonably;

(u)	"Contribution" means the Share Contribution and the Warrant Contribution;

(v)	"Directed Selling Efforts" has the meaning ascribed thereto in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Agreement, includes, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the NAN securities or the Resulting Issuer securities to be issued in connection with the transactions contemplated by this Agreement and the NAN Financing, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such NAN securities or such Resulting Issuer securities;

(w)	"Director" means the Director appointed under Section 278 of the OBCA;

(x)	"Dissent Rights" means the right to dissent provided by Section 185 of the OBCA;

(y)	"Dissenting PNR Shareholder" means a PNR Shareholder who, in connection with the special resolution of the PNR Shareholders approving the Amalgamation, has validly exercised the right to dissent pursuant to section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of his, her or its PNR Shares, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of PNR Shares in respect of which Dissent Rights are validly exercised by such holder;

(z)	"DOM Letter" has the meaning set out in Section 7.2(aa);

(aa)	"Effective Date" means the effective date of the Amalgamation as set out on the Certificate of Amalgamation issued to Amalco;

(bb)	"Effective Time" means the time on the Effective Date that the Amalgamation becomes effective, which the Parties agree shall be 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be determined by the Parties and confirmed by them in writing;

(cc)	"Environmental Laws" has the meaning set out in Section 7.1(nn);

(dd)	"Environmental Permits" has the meaning set out in Section 7.1(oo);

(ee)	"Exchange" means the TSX Venture Exchange;

(ff)	"Exchange Ratio" means 5.27, subject to adjustments necessary to restore the original intention of the Parties in the event the Consolidation is effective prior to the Effective Time;

(gg)	"Filing Statement" means, as applicable, either the information circular or filing statement of NAN to be prepared in connection with the Amalgamation in accordance with Exchange Form 3D1 (Information Required in an Information Circular for a Reverse Take-Over or Change of Business) or Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business), as applicable;

(hh)	"Foreign Issuer" has the meaning ascribed thereto in Rule 902(e) of Regulation S;

(ii)	"General Solicitation or General Advertising" means "general solicitation or general advertising" (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(jj)	"Hazardous Substance" has the meaning set out in Section 7.1(nn);

(kk)	"Material Adverse Change" means, in respect of any Party, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of any Party, an effect which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or capital of that Party or that would reasonably be expected to have a significant adverse effect on the market price or value of a security of that Party, including adverse changes of material fact, or any other event or development that could reasonably have a significant adverse impact on that Party's affairs, operations or financial results; provided, however, that "Material Adverse Change" and "Material Adverse Effect" shall not include any change, event, occurrence or effect, directly or indirectly, arising out of or attributable to:

(i)	any change, event, or occurrence generally affecting the nickel mining industry as a whole;

(ii)	any change or development in currency exchange, interest or inflation rates or in general economic, political or market conditions or in financial, securities or capital markets in Canada;

(iii)	any change (on a current or forward basis) in the price of nickel;

(iv)	any hurricane, flood, tornado, earthquake, forest fire, or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(v)	any epidemic, pandemic or general outbreak of sickness;

(vi)	the announcement, execution or implementation of this Agreement or the transactions contemplated hereby (provided that this clause 1.1(kk)(vi) shall not apply to any representation or warranty in this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby);

(vii)	any action taken (or omitted to be taken) by a Party which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is consented to by the other Party in writing;

provided, however, that if any change, event, occurrence, or effect referred to in clauses (i) through to and including (v) above has a disproportionate effect on the affected Party relative to other comparable companies and entities operating in the industry in which the Party operates, such effect may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred;

(ll)	"material fact" has the meaning ascribed thereto in the Securities Act;

(mm)	"Name Change" means the proposed change of NAN's name from "North American Nickel Inc." to "Premium Nickel Resources Ltd.", or such other name as may be requested by PNR, acting reasonably, and acceptable to the Exchange;

(nn)	"NAN" means North American Nickel Inc., a corporation incorporated under the laws of the Province of British Columbia;

(oo)	"NAN Board" means the board of directors of NAN;

(pp)	"NAN Financial Statements" means the audited annual financial statements of NAN for the fiscal years ended December 31, 2021 and December 31, 2020, including the notes thereto and the report of NAN's auditors thereon;

(qq)	"NAN Financing" means the private placement of subscription receipts of NAN in accordance with the terms in the engagement letter between NAN and Paradigm Capital Inc. dated April 4, 2022, as amended effective April 8, 2022;

(rr)	"NAN Fundamental Representations" has the meaning set out in Section 7.1;

(ss)	"NAN Options" means all options to purchase NAN Shares outstanding immediately prior to the Effective Time and detailed in Appendix "C" hereto;

(tt)	"NAN Shareholder Meeting" means the annual and special meeting of NAN Shareholders, including any adjournment or postponement thereof, to be held prior to the Effective Date in order to approve, among other things, the Name Change, the Board Reconstitution, and to the extent required by the Exchange and/or Applicable Securities Laws, the Resulting Issuer Replacement Option Plan, and, if applicable, the Consolidation;

(uu)	"NAN Shareholders" means the holders of the NAN Shares;

(vv)	"NAN Shares" means the common shares in the capital of NAN;

(ww)	"NAN Subco" means 1000178269 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of NAN;

(xx)	"NAN Subco Shares" means the common shares in the capital of NAN Subco;

(yy)	"NAN Support Agreements" means, collectively, the voting support agreements dated as of the date hereof and made between PNR and each NAN Supporting Shareholder, in the form attached hereto as Appendix "A", setting forth the terms and conditions upon which the NAN Supporting Shareholders have agreed to support the Amalgamation and vote their NAN Shares in favour of the transactions contemplated by this Agreement, and "NAN Support Agreement" means any one of them;

(zz)	"NAN Supporting Shareholders" means, collectively, the directors and officers of NAN and certain other NAN Shareholders (including Sentient Executive GP IV, Limited and Contemporary Amperex Technology Co., Limited) who have entered into a NAN Support Agreement, and "NAN Supporting Shareholder" means any one of them;

(aaa)	"NAN Warrants" means all warrants to purchase NAN Shares outstanding immediately prior to the Effective Time and detailed in Appendix "C" hereto;

(bbb)	"Non-Completion Fee" has the meaning set out in Section 8.2;

(ccc)	"Non-Completion Payment Event" has the meaning set out in Section 8.2;

(ddd)	"OBCA" means the Business Corporations Act (Ontario);

(eee)	"Outside Date" means August 27, 2022;

(fff)	"Parties" means NAN, NAN Subco and PNR collectively, and "Party" means any one of them;

(ggg)	"PNR" means Premium Nickel Resources Corporation, a corporation incorporated under the laws of the Province of Ontario;

(hhh)	"PNR Board" means the board of directors of PNR;

(iii)	"PNR Business" means, collectively, PNR, its assets and related business and operations, including, for greater certainty, its interest in the Botswanan Assets;

(jjj)	"PNR Fundamental Representations" has the meaning set out in Section 7.2;

(kkk)	"PNR Option In-The-Money Amount" means, in respect of any PNR Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the PNR Shares that a holder is entitled to acquire on exercise of such PNR Option exceeds the amount payable under the PNR Option to acquire such shares;

(lll)	"PNR Optionholder" means a holder of any PNR Option;

(mmm)	"PNR Options" means all options to purchase PNR Shares outstanding immediately prior to the Effective Time and detailed in Appendix "C" hereto;

(nnn)	"PNR Shareholder Meeting" means the annual and special meeting or special meeting of PNR Shareholders, including any adjournment or postponement thereof, to be held prior to the Effective Date in order to approve, among other things, the Amalgamation;

(ooo)	"PNR Shareholders" means the holders of the PNR Shares;

(ppp)	"PNR Shareholders Agreement" means the unanimous shareholders' agreement dated February 26, 2020 between PNR and the PNR Shareholders;

(qqq)	"PNR Shares" means the common shares in the capital of PNR;

(rrr)	"PNR Support Agreements" means, collectively, the voting support agreements dated as of the date hereof and made between NAN and each PNR Supporting Shareholder, in the form attached hereto as Appendix "B", setting forth the terms and conditions upon which the PNR Supporting Shareholders have agreed to support the Amalgamation and vote their PNR Shares in favour of the transactions contemplated by this Agreement, and "PNR Support Agreement" means any one of them;

(sss)	"PNR Supporting Shareholders" means, collectively, the directors and officers of PNR and each PNR Shareholder holding more than 5% of the issued and outstanding PNR Shares as of the date of this Agreement who have entered into a PNR Support Agreement, and "PNR Supporting Shareholder" means any one of them;

(ttt)	"Regulation D" means Regulation D promulgated under the 1933 Act;

(uuu)	"Regulation S" means Regulation S promulgated under the 1933 Act;

(vvv)	"Rehab Liability Report" has the meaning set out in Section 7.2(aa);

(www)	"Release" when used as a verb, includes release, spill, leak, emit, deposit, discharge, migrate, pump, pour, inject, escape or dispose of into the environment or any other similar act, however defined in applicable Environmental Laws, and the term "Release" when used as a noun has a correlative meaning;

(xxx)	"Resulting Issuer" means NAN at and following the Effective Time;

(yyy)	"Resulting Issuer Replacement Option Plan" means the option plan to be adopted by NAN effective as of the Effective Time setting out the terms governing the Resulting Issuer Replacement Options issued to PNR Optionholders pursuant to the terms hereof, in form acceptable to PNR and NAN, acting reasonably;

(zzz)	"Resulting Issuer Replacement Options" has the meaning set out in Section 2.3(d);

(aaaa)	"Resulting Issuer Replacement Option In-The-Money Amount" means, in respect of any Resulting Issuer Replacement Option, the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Resulting Issuer Shares that a holder is entitled to acquire on exercise of the Resulting Issuer Replacement Option from and after the Effective Time exceeds the amount payable under the Resulting Issuer Replacement Option to acquire such shares;

(bbbb)	"Resulting Issuer Shares" means the NAN Shares following the Effective Time;

(cccc)	"Securities Act" means the Securities Act (Ontario), as amended, and the rules, regulations and published policies made thereunder;

(dddd)	"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

(eeee)	"Selebi Project" means the Selebi and Selebi North nickel-copper-cobalt assets and related infrastructure;

(ffff)	"Selkirk Mine" means the Selkirk nickel copper cobalt-platinum-group metals mine;

(gggg)	"Share Contribution" means the assignment by NAN, prior to the Effective Time, of all of the PNR Shares held by NAN to NAN Subco in consideration for NAN Subco Shares (which, for greater certainty, is intended to occur on a tax-deferred basis to NAN under subsection 85(1) of the Tax Act);

(hhhh)	"Substantial U.S. Market Interest" has the meaning ascribed thereto in Rule 902(j) of Regulation S;

(iiii)	"Superior Proposal" means an unsolicited, bona fide Acquisition Proposal in writing made after the date hereof: (i) that did not result from a breach of Section 6.2 or Section 8.1 by NAN or its representatives in any material respect; (ii) that involves the purchase or acquisition of or offer by a person to purchase no less than 100% of the outstanding NAN Shares or all or substantially all of the consolidated assets of NAN; (iii) that is made available to all or substantially all NAN Shareholders and offers or makes available substantially equivalent consideration in form and amount per share to be purchased or otherwise acquired; (iv) that is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of NAN beyond 5:00 p.m. (Toronto time) on the fifth Business Day after which access is first afforded to the person making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by NAN during such five Business Day period or thereafter); (v) that is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal; (vi) in respect of which any required financing to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; and (vii) that the NAN Board determines in good faith (after consultation with outside counsel and any financial advisor) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the NAN Shareholders, from a financial point of view, than the transactions contemplated by this Agreement;

(jjjj)	"Tax Act" means the Income Tax Act (Canada), as amended;

(kkkk)	"Technical Report" means a technical report to be prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and addressed to NAN, PNR and the Resulting Issuer, relating to the material property or properties of the Resulting Issuer, being the Selebi Project;

(llll)	"Ticker Symbol Change" means the change by NAN of its ticker symbol from "NAN.V" to such other ticker symbol as may be requested by PNR, acting reasonably, and acceptable to the Exchange;

(mmmm)	"TSXV Escrow Agreement" means the escrow agreement to be entered into between a licensed third party trustee, as escrow agent, the Resulting Issuer and certain Principals (as that term is defined in the policies of the Exchange) and other persons, if required by the Exchange, in accordance with the policies of the Exchange in connection with the completion of the Amalgamation;

(nnnn)	"U.S. Accredited Investor" means an "accredited investor" as that term is defined in Rule 501(a) of Regulation D;

(oooo)	"U.S. Person" has the meaning ascribed thereto in Rule 902(k) of Regulation S;

(pppp)	"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

(qqqq)	"Warrant Contribution" means the assignment by NAN, prior to the Effective Time, of the 15% Warrant to NAN Subco in consideration for NAN Subco Shares (which, for greater certainty, is intended to occur on a tax-deferred basis to NAN under subsection 85(1) of the Tax Act).

1.2	Construction

In this Agreement, unless there is something in the context or subject matter inconsistent therewith:

(a)	the terms "this Agreement", "herein", "hereof" and "hereunder" and similar expressions refer to this Agreement and any supplementary or ancillary agreement, instrument or document hereto, all as may be amended from time to time, and not to any particular article, section or other portion of this Agreement;

(b)	unless otherwise specified, the word "Article" or "Section" followed by a number refers to the specified article or section of this Agreement;

(c)	any reference to a currency shall refer to Canadian currency unless otherwise specifically referenced;

(d)	a period of days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(e)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision subsisted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(f)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time;

(g)	words importing the singular shall include the plural, and vice versa; words importing gender shall include the opposite gender; words importing natural persons shall include corporations, partnerships, trusts and other legal entities, and vice versa; and words importing a particular form of legal entity shall include all other forms of legal entities interchangeably;

(h)	wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively; and

(i)	the division of this Agreement into articles, sections, subsections, paragraphs and other subdivisions, the provision of a table of contents and the use of headings, are for ease of reference only and shall not affect the interpretation or construction hereof.

1.3	Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.4	Appendices

The following appendices are hereby incorporated in and form part of this Agreement:

(a)	Appendix "A" – Form of NAN Support Agreement

(b)	Appendix "B" – Form of PNR Support Agreement

(c)	Appendix "C" – Description of Share Capital

Article 2
THE AMALGAMATION

2.1	Agreement to Amalgamate

The Parties agree that the Amalgamating Companies shall amalgamate under Section 174 of the OBCA effective as of the Effective Time and shall continue as one corporation on the terms and conditions set out in this Agreement. The Parties shall determine the Effective Date by mutual agreement, it being the intent of the Parties that the Amalgamation shall not occur unless, and the Articles of Amalgamation shall not be filed with the Director unless and until, the delivery and release of documents pursuant to Article 4 shall have occurred (the "Closing").

Each of the Parties agrees to act in good faith and use all commercially reasonable efforts to take and do, or cause to be taken and done, all acts and other things necessary, proper or advisable to obtain all necessary approvals to complete the Amalgamation and the other transactions contemplated hereby in accordance with the terms and conditions hereof and applicable laws, and to cooperate with each other in connection therewith.

2.2	Effect of Amalgamation

Effective as of the Effective Time, the Amalgamating Companies shall amalgamate to form Amalco and shall continue as one corporation under the OBCA with the effect set out in Section 179 of the OBCA. For greater certainty, upon the Amalgamation becoming effective, the following shall occur and shall be deemed to occur, without any further act or formality:

(a)	the Amalgamating Companies shall be amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement;

(b)	the Amalgamating Companies shall cease to exist as separate entities from Amalco;

(c)	Amalco shall possess all the property, rights, privileges and franchises, and be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts, of each of the Amalgamating Companies;

(d)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Company may be enforced by or against Amalco;

(e)	the Articles of Amalgamation shall be deemed to be the articles of incorporation of Amalco and, except for purposes of Section 117(1) of the OBCA, the Certificate of Amalgamation shall be deemed to be the certificate of incorporation of Amalco;

(f)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Company before the Effective Time; and

(g)	The PNR Shareholders' Agreement shall be terminated in accordance with its terms and by operation of law.

2.3	Exchange of Securities Pursuant to Amalgamation

Pursuant to the Amalgamation, the issued and outstanding NAN Subco Shares and PNR Shares, and the outstanding rights to acquire such shares, immediately prior to the Effective Time shall, at the Effective Time, be exchanged or cancelled as follows:

(a)	each PNR Share, and each right to acquire PNR Shares (including the 15% Warrant), held by NAN Subco immediately prior to the Effective Time shall be cancelled without any repayment of capital or consideration in respect thereof;

(b)	each PNR Share held by a Dissenting PNR Shareholder immediately prior to the Effective Time shall become an entitlement to be paid the fair value of such share;

(c)	each PNR Share (other than those held by NAN Subco or Dissenting PNR Shareholders) issued and outstanding immediately prior to the Effective Time shall be cancelled, and in consideration therefor the holder of such PNR Share shall, subject to Section 2.5, receive such number of fully paid and non-assessable Resulting Issuer Shares equal to the Exchange Ratio, issued by the Resulting Issuer free and clear of any and all encumbrances, liens, charges or demands of any kind and nature;

(d)	each NAN Subco Share issued and outstanding immediately prior to the Effective Time shall be cancelled, and, in consideration therefor, Amalco shall issue one fully paid and non-assessable Amalco Share to the Resulting Issuer;

(e)	as consideration for the issuance of Resulting Issuer Shares to PNR Shareholders to effect the Amalgamation, Amalco will issue to the Resulting Issuer one Amalco Share for each Resulting Issuer Share so issued;

(f)	each PNR Option issued and outstanding immediately prior to the Effective Time shall be exchanged, subject to Section 2.5, for an option (each a "Resulting Issuer Replacement Option") to acquire from the Resulting Issuer the number of Resulting Issuer Shares equal to the product obtained when (A) the number of PNR Shares subject to such PNR Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, at an exercise price per Resulting Issuer Share equal to the quotient obtained when (A) the exercise price per PNR Share subject to each such PNR Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, in each case to be governed by the terms of the Resulting Issuer Replacement Option Plan and each such PNR Option shall thereafter be cancelled, provided that:

(i)	the aggregate exercise price payable on any particular exercise of Resulting Issuer Replacement Options shall be rounded up to the nearest whole cent;

(ii)	the exchange of PNR Options for Resulting Issuer Replacement Options shall not become effective prior to the issuance of the Amalco Shares to the Resulting Issuer pursuant to Sections 2.3(d) and 2.3(e); and

(iii)	in order that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange by a PNR Optionholder of the PNR Optionholder's PNR Options for Resulting Issuer Replacement Options, in the event that the aggregate Resulting Issuer Replacement Option In-The-Money Amount in respect of the Resulting Issuer Replacement Options exceeds the aggregate PNR Option In-The-Money Amount in respect of the PNR Options for which they were exchanged immediately after the Effective Time, the number of Resulting Issuer Shares which may be acquired on exercise of the Resulting Issuer Replacement Options at and after the Effective Time or the exercise price of such Resulting Issuer Replacement Options will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the aggregate Resulting Issuer Replacement Option In-The-Money Amount in respect of the Resulting Issuer Replacement Options does not exceed the aggregate PNR Option In-The-Money Amount in respect of the PNR Options for which they were exchanged;

(g)	for greater certainty, all of the NAN Options and NAN Warrants issued and outstanding immediately prior to the Effective Time shall remain outstanding and become options and warrants, as the case may be, of the Resulting Issuer; and

(h)	Amalco will be a direct wholly-owned subsidiary of the Resulting Issuer.

2.4	U.S. Securities Laws Matters

(a)	The Parties hereto intend for the issuances and exchanges of the securities contemplated herein to be exempt from the registration requirements of the 1933 Act and applicable state securities laws pursuant to (i) Rule 506(b) of Regulation D for the issuance and exchange of securities to persons in the United States, and (ii) pursuant to Regulation S for the issuance and exchange of securities to persons outside the United States. Each Party agrees to take such further actions (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request with regards to establishing the availability of and maintaining such exemptions.

(b)	The securities to be issued and exchanged hereunder have not been and will not be registered under the 1933 Act or any state securities laws, and the securities issued to and exchanged with persons in the United States will be "restricted securities" as such term is defined in Rule 144(a)(3) under the 1933 Act. Certificates representing Resulting Issuer Shares being issued, exchanged and/or delivered to persons in the United States (including those issuable upon exercise of the Resulting Issuer Replacement Options issued in the United States) shall bear on the face thereof the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY (i) RULE 144 THEREUNDER, IF AVAILABLE, OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES, OR (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS; PROVIDED IN THE CASE OF AN OFFER, SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO (C)(i) OR (D), THE HOLDER SHALL HAVE PROVIDED TO THE COMPANY AND THE TRANSFER AGENT AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE".

(c)	Notwithstanding anything to the contrary in this Agreement, no Resulting Issuer Shares shall be issued or delivered to any person in the United States if the Resulting Issuer determines, in its sole discretion, that doing so may result in any contravention of the U.S. securities laws and the Resulting Issuer may instead, in the case of the Resulting Issuer Shares, appoint an agent to sell the Resulting Issuer Shares of such person on behalf of that person and deliver an amount of cash representing the proceeds of the sale of such Resulting Issuer Shares, net of expenses of sale.

2.5	Fractional Securities

No fractional Resulting Issuer Shares will be issued pursuant to the Amalgamation or any exercise of Resulting Issuer Replacement Options. Following the Effective Time:

(a)	if the aggregate number of Resulting Issuer Shares to which a former holder of PNR Shares would otherwise be entitled to receive pursuant to Section 2.3(c) is not a whole number, then the number of Resulting Issuer Shares to be issued to such former holder shall be rounded down to the nearest whole number and no compensation shall payable in lieu thereof; and

(b)	if the aggregate number of Resulting Issuer Shares to which a holder of Resulting Issuer Replacement Options would otherwise be entitled to receive on any particular exercise of Resulting Issuer Replacement Options is not a whole number, then the number of Resulting Issuer Shares to be issued to such holder shall be rounded down to the nearest whole number and no compensation shall payable in lieu thereof.

2.6	Capital Additions

Upon the Amalgamation and the issuance of shares contemplated by Sections 2.3(c), 2.3(d) and 2.3(e):

(a)	there shall be added to the capital account maintained by the Resulting Issuer for the Resulting Issuer Shares, in respect of the Resulting Issuer Shares issued to the former holders of PNR Shares in accordance with Section 2.3(c), an amount equal to the "paid-up capital" (as defined in the Tax Act) of the PNR Shares (other than PNR Shares held by NAN Subco or Dissenting PNR Shareholders) outstanding immediately prior to the Effective Time; and

(b)	the stated capital account maintained by Amalco for the Amalco Shares, in respect of the Amalco Shares issued to the Resulting Issuer in accordance with Sections 2.3(d) and 2.3(e), shall be equal to the aggregate of (i) the "paid-up capital" (as defined in the Tax Act) of the NAN Subco Shares immediately prior to the Effective Date, and (ii) the "paid-up capital" (as defined in the Tax Act) of the PNR Shares (other than PNR Shares held by NAN Subco or Dissenting PNR Shareholders) immediately prior to the Effective Date.

2.7	Acknowledgement of Escrow and Resale Restrictions

The Parties acknowledge and agree that the securities of the Resulting Issuer issued pursuant to the terms and conditions provided herein will be subject to compliance with Applicable Securities Laws. In particular, PNR acknowledges and agrees that, in accordance with the policies of the Exchange, Resulting Issuer Shares and Resulting Issuer Replacement Options issued to certain holders of PNR Shares and PNR Options may be subject to escrow and/or seed share resale restrictions under the policies of the Exchange and Applicable Securities Laws. PNR shall use commercially reasonable efforts to arrange for each former PNR securityholder who is required to deposit securities of the Resulting Issuer issued pursuant to Section 2.3 in escrow in accordance with the policies of the Exchange, to enter into and deliver to the escrow agent for filing with the Exchange a TSXV Escrow Agreement in respect of their Resulting Issuer securities.

2.8	Treatment of Restricted Securities under the 1933 Act

The Parties acknowledge and agree that the Resulting Issuer Shares and Resulting Issuer Replacement Options have not been and will not be registered under the 1933 Act or any state securities laws, and any Resulting Issuer Shares and Resulting Issuer Replacement Options to be issued to a U.S. Person or a person in the United States in connection with the Amalgamation will be "restricted securities" within the meaning of Rule 144 under the 1933 Act.

2.9	Dissenting PNR Shareholders

Registered PNR Shareholders entitled to vote at the PNR Shareholder Meeting will be entitled to exercise Dissent Rights with respect to their PNR Shares in connection with the Amalgamation pursuant to and in the manner set forth in the OBCA. PNR shall give NAN notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by PNR, and shall provide NAN with copies of such notices and written objections. PNR Shares which are held by a Dissenting PNR Shareholder shall not be exchanged for Resulting Issuer Shares pursuant to the Amalgamation. However, if a Dissenting PNR Shareholder fails to perfect or effectively withdraws their claim under the OBCA, or forfeits their right to make a claim under the OBCA, or if such Dissenting PNR Shareholder's rights as a PNR Shareholder are otherwise reinstated, such PNR Shareholder's PNR Shares shall thereupon be deemed to have been exchanged for Resulting Issuer Shares as of the Effective Time as prescribed herein.

2.10	Waiver of Dissent Rights by NAN

NAN, being the sole shareholder of NAN Subco and having full notice and knowledge of the Dissent Rights and the details of the Amalgamation, hereby waives its Dissent Rights in respect of the Amalgamation.

2.11	Certificates

(a)	After the Effective Time, the registrar and transfer agent of NAN shall forward or cause to be forwarded by first class mail (postage prepaid) to the former PNR Shareholders, at the address specified in the central securities register maintained by PNR, advices issued under a direct registration system or share certificates issued by such transfer agent evidencing the number of Resulting Issuer Shares issued to such PNR Shareholder pursuant to the Amalgamation, and all share certificates representing PNR Shares outstanding immediately prior to the Effective Time shall represent only the right of the registered holder thereof to receive Resulting Issuer Shares in accordance with this Agreement.

(b)	The share certificates representing the Amalco Shares issued to the Resulting Issuer in connection with the Amalgamation will be kept in the minute books of Amalco.

(c)	After the Effective Time, NAN shall deliver or cause to be delivered to each former holder of PNR Options entitled to receive Resulting Issuer Replacement Options pursuant to Section 2.3(f) a certificate representing the Resulting Issuer Replacement Options that such holder is entitled to receive and all certificates representing PNR Options outstanding immediately prior to the Effective Time shall represent only the right of the holder thereof to receive Resulting Issuer Replacement Options in accordance with this Agreement.

2.12	Initial Amalco Corporate Matters

At the Effective Time, and thereafter subject to such changes as may be properly effected under the OBCA and the Articles of Amalgamation, as the case may be:

(a)	Name. The name of Amalco shall be "PNR Amalco Ltd.", or such other name as NAN and PNR shall agree.

(b)	Registered Office. Until changed in accordance with the OBCA, the registered office of Amalco shall be One First Canadian Place, Suite 3400, 100 King Street West, Toronto, Ontario M5X 1A4.

(c)	Directors. Until changed in accordance with the OBCA, the board of directors of Amalco shall consist of a minimum of one and a maximum of ten directors.

(d)	First Director. The number of directors of Amalco shall initially be set at one. The following person shall be the first director of Amalco and shall hold office from the Effective Date until the first annual meeting of the shareholders of Amalco, or until his successor is duly elected or appointed:

Name	Address	Resident Canadian
John W.W. Hick	[Redacted Personal Information]	Yes

(a)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on, or on the powers that Amalco may exercise, subject to the provisions of the OBCA.

(b)	Authorized Capital. The authorized capital of Amalco shall consist of an unlimited number of common shares (being the Amalco Shares). The Amalco Shares shall have the rights, privileges, restrictions and conditions set out in the Articles of Amalgamation.

(c)	Restricted Transfer of Shares. The right to transfer the Amalco Shares shall be restricted in that no holder of such shares shall be entitled to transfer any such shares without the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by a resolution in writing signed by all of the directors of Amalco.

(d)	Restricted Transfer of Securities. The right to transfer securities of Amalco (other than non-convertible debt securities of Amalco) shall be restricted in that no holder of such securities shall be entitled to transfer any such securities without the approval of the directors of Amalco expressed by a resolution passed by a majority of the directors at a meeting of the board of directors or by a resolution in writing signed by all of the directors of Amalco.

(e)	By-Laws. Upon the Articles of Amalgamation becoming effective, the by-laws of Amalco shall be those of NAN Subco, until repealed, amended, altered or added to in accordance with the OBCA. A copy of such by-laws may be examined at the registered office of Amalco.

(f)	Fiscal Year. The fiscal year end of Amalco shall be December 31st of each calendar year.

Article 3
Conditions Precedent to the Amalgamation

3.1	Mutual Conditions Precedent

Each Party's obligation to satisfy their respective covenants herein and consummate the Amalgamation and other transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date (or such other time as may be specifically indicated), of the following conditions, any of which may be waived by mutual consent of the Parties subject to the satisfaction of, or in absence of, such further conditions with respect to the giving of such waiver, and without prejudice to their rights to rely on one or more other conditions precedent:

(a)	all governmental, regulatory and other third party approvals, consents, waivers, permits, orders, exemptions and authorizations as may be necessary or advisable with respect to the Amalgamation and the other transactions contemplated hereby, including, without limitation, the conditional acceptance of the Exchange, shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, all on terms and conditions satisfactory to each of the Parties hereto, acting reasonably;

(b)	NAN shall have held the NAN Shareholder Meeting and obtained the requisite approval of the NAN Shareholders for the Name Change, the Board Reconstitution and, to the extent required by the Exchange and/or Applicable Securities Laws, the Resulting Issuer Replacement Option Plan, and, if applicable, the Consolidation, in accordance with the BCBCA and Applicable Securities Laws;

(c)	NAN shall have obtained the requisite approval of NAN Shareholders of the Amalgamation which will result in a "reverse takeover" of NAN under the policies of the Exchange;

(d)	PNR shall have held the PNR Shareholder Meeting and obtained the requisite approval of the PNR Shareholders for the Amalgamation in accordance with the OBCA;

(e)	the Filing Statement and Technical Report shall have been filed on SEDAR (www.sedar.com) under NAN's issuer profile;

(f)	NAN Subco shall have received the requisite approval of NAN, as the sole shareholder of NAN Subco, for the completion of the Amalgamation as required by the OBCA;

(g)	the Exchange shall have conditionally accepted the Amalgamation and the listing of the Resulting Issuer Shares issuable pursuant to the Amalgamation (including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options), subject only to the satisfaction of customary conditions for final acceptance of the Exchange;

(h)	at the Effective Time, there shall not be any law, regulation, policy, judgment, decision, order, ruling or directive proposed or enacted, which has or would have a Material Adverse Effect on, or prevent the Parties from completing, the Amalgamation;

(i)	the issuance of the Resulting Issuer Shares to PNR Shareholders pursuant to Section 2.3 shall be exempt from the prospectus and registration requirements of Applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under Applicable Securities Laws, and shall not be subject to resale restrictions under Applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.5 of National Instrument 45-102 – Resale of Securities); and

(j)	this Agreement shall not have been terminated pursuant to Article 5.

3.2	Additional Conditions Precedent to the Obligations of NAN and NAN Subco

The obligation of NAN and NAN Subco to satisfy their respective covenants herein and consummate the Amalgamation and other transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date (or such other time as may be specifically indicated), of the following conditions, all of which are for the benefit of NAN and NAN Subco and any of which may be waived by NAN and NAN Subco subject to the satisfaction of, or in absence of, such further conditions with respect to the giving of such waiver, without prejudice to their rights to rely on one or more other conditions precedent:

(a)	the PNR Board shall have unanimously approved the Amalgamation;

(b)	PNR shall have finalized the Technical Report;

(c)	PNR shall have obtained the requisite consents for the publication of the Technical Report and the audited financial statements of PNR, as required in connection with the Amalgamation under Applicable Securities Laws and pursuant to the policies of the Exchange;

(d)	no Material Adverse Change shall have occurred, or be reasonably expected to occur, with respect to the PNR Business between the date of this Agreement and the Effective Time;

(e)	no action, suit or proceeding shall have been threatened or taken, and no law, regulation, policy, judgment, decision, order, ruling or directive shall have been proposed or enacted, which did or would result in a Material Adverse Change in the PNR Business;

(f)	PNR shall hold, directly or indirectly, all rights, title and interest to the Selebi Project;

(g)	all covenants and obligations of PNR required to be performed, satisfied or complied with by PNR at or prior to the Effective Time pursuant to the terms of this Agreement shall have been performed, satisfied or complied with in all material respects;

(h)	the PNR Fundamental Representations set forth in Subsections (a),(b), (c), (d), (n) and (o) of Section 7.2 shall be true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of PNR contained in Section 7.2 which are not PNR Fundamental Representations shall be true and correct in all material respects, in each case, as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date;

(i)	between the date of this Agreement and the Effective Time, PNR shall have conducted the PNR Business in the ordinary course and shall not have entered into or varied any contractual commitments or transactions pertaining to the PNR Business outside of the ordinary course; provided that nothing in this Agreement shall prevent or otherwise limit PNR from completing the acquisition of any of the Botswanan Assets, or taking such steps or entering into such agreements as are necessary to give effect thereto;

(j)	the PNR Support Agreements shall not have been terminated or otherwise breached in any material manner by any of the parties thereto such that, as a result of such breach or termination, the requisite PNR Shareholder approvals required in connection with the Amalgamation and other transactions contemplated herein are not obtained; and

(k)	PNR shall have delivered to NAN and NAN Subco such documents and other information as NAN and NAN Subco, and any other regulatory authority or body having jurisdiction, shall have reasonably requested or required, including, without limitation, any documents required to effect the Amalgamation and all documents set out in Section 4.3.

3.3	Additional Conditions Precedent to the Obligations of PNR

The obligation of PNR to satisfy its covenants herein and consummate the Amalgamation and other transactions contemplated hereby is subject to the satisfaction, on or before the Effective Date (or such other time as may be specifically indicated), of the following conditions, all of which are for the benefit of PNR and any of which may be waived by PNR subject to the satisfaction of, or in absence of, such further conditions with respect to the giving of such waiver, without prejudice to its rights to rely on one or more other conditions precedent:

(a)	NAN, as the sole shareholder of NAN Subco, shall have delivered its unanimous written consent to permit NAN Subco to complete the Amalgamation;

(b)	the Contribution shall have been completed;

(c)	the NAN Board shall have unanimously approved the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation;

(d)	no Material Adverse Change shall have occurred, or be reasonably expected to occur, with respect to the business, operations or capital of NAN between the date of this Agreement and the Effective Time;

(e)	no action, suit or proceeding shall have been threatened or taken, and no law, regulation, policy, judgment, decision, order, ruling or directive shall have been proposed or enacted, which did or would result in a Material Adverse Change in the business, operations or capital of NAN;

(f)	all covenants and obligations of NAN and NAN Subco required to be performed, satisfied or complied with by each of them at or prior to the Effective Time pursuant to the terms of this Agreement shall have been performed, satisfied or complied with in all material respects;

(g)	the NAN Fundamental Representations set forth in Subsections (a), (b), (c), (d), (o) and (p) of Section 7.1 shall be true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of NAN and NAN Subco contained in Section 7.1 which are not NAN Fundamental Representations shall be true and correct in all material respects, in each case as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date;

(h)	between the date of this Agreement and the Effective Time, NAN shall have its business and operations in the ordinary course and shall not have entered into or varied any contractual commitments or transactions pertaining to the its business outside of the ordinary course, other than as otherwise provided in this Agreement; and

(i)	NAN's net debt (calculated as total debt (including bank indebtedness, accounts payable and accrued liabilities) less the sum of all cash and cash equivalents, trade and other receivables and prepaid expenses and deposits of NAN) shall not exceed $100,000 at the Effective Time, assuming the indebtedness of PNR owed to NAN pursuant to the promissory note dated March 3, 2022 is repaid by PNR prior to such time;

(j)	the NAN Support Agreements shall not have been terminated or otherwise breached in any material manner by any of the parties thereto such that, as a result of such breach or termination, the requisite NAN Shareholder approvals required in connection with the Amalgamation and other transactions contemplated herein are not obtained; and

(k)	each of NAN and NAN Subco shall have delivered to PNR such documents and other information as PNR and any other regulatory authority or body having jurisdiction, shall have reasonably requested or required, including, without limitation, any documents required to effect the Amalgamation, the Name Change, the Board Reconstitution, the Resulting Issuer Replacement Option Plan, the Ticker Symbol Change and the Consolidation (if applicable), including, without limitation, the documents set out in Section 4.2.

Article 4
CLOSING

4.1	Time and Place of Closing

Subject to the satisfaction or waiver by the applicable Party of the conditions in favour of each Party set out in Article 3, the Closing shall take place on the Effective Date, beginning at 8:30 a.m. (Toronto time), or as soon as reasonably practicable thereafter, on such date and at such place as NAN and PNR may mutually agree.

For the avoidance of doubt, the filing of the Articles of Amalgamation shall not occur until after the Closing has occurred. Forthwith upon the Closing, the Amalgamating Companies shall jointly file with the Director the Articles of Amalgamation, in duplicate, and such other documents as may be required to give effect to the Amalgamation. The Amalgamation shall become effective at the Effective Time.

4.2	Closing Deliveries of NAN and NAN Subco

At the Closing, NAN and NAN Subco shall deliver to PNR:

(a)	a certificate signed by a director or senior officer of NAN certifying:

(i)	the constating documents of NAN;

(ii)	the resolutions of the NAN Board approving the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation; and

(iii)	the incumbency and specimen signatures of signing officers of NAN in the form of a certificate of incumbency;

(b)	a certificate signed by a director or senior officer of NAN Subco certifying:

(i)	the constating documents of NAN Subco;

(ii)	the resolutions of the board of directors of NAN Subco approving the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation;

(iii)	the resolutions of the sole shareholder of NAN Subco evidencing such shareholder's adoption of this Agreement and approval of the Amalgamation; and

(iv)	the incumbency and specimen signatures of signing officers of NAN Subco in the form of a certificate of incumbency;

(c)	a certificate signed by a director or senior officer of NAN Subco confirming:

(i)	that all of the mutual conditions precedent to the Amalgamation in Section 3.1 and all of the conditions precedent to the Amalgamation for the benefit of NAN and NAN Subco in Section 3.2 have been satisfied or waived by NAN and NAN Subco;

(ii)	that the NAN Fundamental Representations set forth Subsections (a), (b), (c), (d), (o) and (p) of Section 7.1 are true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of NAN and NAN Subco contained in Section 7.1 which are not NAN Fundamental Representations are true and correct in all material respects, in each case as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date; and

(iii)	that all covenants and obligations of NAN and NAN Subco under this Agreement to be performed, satisfied or complied with on or before the Effective Time, which have not been waived by PNR, have been duly performed, satisfied or complied with by NAN and NAN Subco in all material respects;

(d)	a certificate of good standing of NAN, dated within one day of the Effective Date;

(e)	a certificate of status of NAN Subco, dated within one day of the Effective Date;

(f)	evidence that NAN is a reporting issuer in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is not in default of any of the provisions therein;

(g)	a certified copy of the central securities register of NAN evidencing that the number of issued and outstanding NAN Shares as of the Effective Date (before giving effect to the Amalgamation) does not exceed 162,332,083 NAN Shares (prior to giving effect to the NAN Financing);

(h)	a certified copy of the NAN Shareholders' resolution and scrutineer's report evidencing the NAN Shareholders' approval of the Name Change, the Board Reconstitution, the Resulting Issuer Replacement Option Plan (to the extent required by the Exchange and/or Applicable Securities Laws) and the Consolidation (if applicable);

(i)	a certified copy of the requisite approval of the Amalgamation by the NAN Shareholders;

(j)	evidence satisfactory to PNR that, effective as of the Effective Time, the management of the Resulting Issuer shall be reconstituted to comprise the following persons:

(i)	Mr. Keith Morrison – Chief Executive Officer;

(ii)	Dr. Mark Fedikow – President;

(iii)	Mrs. Sarah-Wenjia Zhu – Chief Financial Officer and Corporate Secretary;

(iv)	Ms. Sharon Taylor – Chief Geophysicist;

(v)	Dr. Peter Lightfoot – Consulting Chief Geologist; and

(vi)	such other persons agreeable to both NAN and PNR;

(k)	resignations and mutual releases from each of the following individuals as members of the board of directors of NAN effective as of the Effective Time;

(i)	Mr. Douglas E. Ford – Interim Lead Director;

(ii)	Mr. Christopher Messina – Director; and

(iii)	Ms. Zhen (Janet) Huang – Director;

(l)	evidence satisfactory to PNR that NAN has received conditional approval of the Exchange for the Amalgamation, the listing of the Resulting Issuer Shares issuable pursuant to the Amalgamation (including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options), the Name Change, the Ticker Symbol Change, the Resulting Issuer Replacement Option Plan and the Consolidation (if applicable), in each case subject only to the satisfaction of customary conditions for final acceptance of the Exchange;

(m)	the share certificates or advices issued under a direct registration system representing the Resulting Issuer Shares to be issued to PNR Shareholders pursuant to Section 2.3(c);

(n)	the Resulting Issuer Replacement Option Plan and option award agreements representing the Resulting Issuer Replacement Options to be issued to the former holders of PNR Options pursuant to Section 2.3(f);

(o)	evidence satisfactory to PNR that NAN has completed the Contribution; and

(p)	such other documents and instruments in connection with the Closing as may be reasonably requested by PNR.

4.3	Closing Deliveries of PNR

At the Closing, PNR shall deliver to NAN and NAN Subco:

(a)	a certificate signed by a director or senior officer of PNR certifying:

(i)	the constating documents of PNR;

(ii)	the resolutions of the PNR Board approving the Amalgamation, the entering into of this Agreement and all matters related to the Amalgamation;

(iii)	the resolutions of the PNR Shareholders evidencing the approval of the Amalgamation; and

(iv)	the incumbency and specimen signatures of signing officers of PNR in the form of a certificate of incumbency;

(b)	a certificate signed by a director or senior officer of PNR confirming:

(i)	that all of the mutual conditions precedent to the Amalgamation in Section 3.1 and all of the conditions precedent to the Amalgamation for the benefit of PNR in Section 3.3 have been satisfied or waived by PNR;

(ii)	that the PNR Fundamental Representations set forth in Subsections (a),(b), (c), (d), (n) and (o) of Section 7.2 are true and correct in all respects (other than de minimis discrepancies) and all other representations and warranties of PNR contained in Section 7.2 which are not PNR Fundamental Representations are true and correct in all material respects, in each case, as of the Effective Date with the same force and effect as if made on and as of such date, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date; and

(iii)	that all covenants and obligations of PNR under this Agreement to be performed, satisfied or complied with on or before the Effective Time, which have not been waived by NAN and NAN Subco, have been duly performed, satisfied or complied with by PNR in all material respects;

(c)	a certificate of status of PNR, dated within one day of the Effective Date;

(d)	a list of all PNR Shareholders and holders of PNR Options, including the amount of the PNR Shares and PNR Options, as applicable, held by each of them immediately prior to the Effective Time, certified to be complete and accurate in all respects by a director or senior officer of PNR;

(e)	the minute books and corporate records of PNR (which shall thereafter form part of the pre-Amalgamation minutes and corporate records of Amalco);

(f)	consent to act as a director of the Resulting Issuer from each director nominee contemplated by the Board Reconstitution with effect as of the Effective Time;

(g)	evidence satisfactory to NAN and NAN Subco that PNR has completed its acquisition of, and holds, directly or indirectly, all rights, title and interest in, the Selebi Project; and

(h)	such other documents and instruments in connection with the Closing as may be reasonably requested by NAN or NAN Subco.

Article 5
TERMINATION

5.1	Right to Terminate

This Agreement may be terminated, at any time prior to the Effective Time, by the mutual consent of the Parties in writing or, in the following circumstances, by written notice given by the terminating Party to the other Parties hereto:

(a)	by mutual written agreement of the Parties;

(b)	by either of NAN or PNR, if the Effective Time has not occurred on or before 5:00 p.m. on the Outside Date or such other date as mutually agreed to between PNR and NAN; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause, or resulted in, the failure of the Effective Time to have occurred on or before the Outside Date;

(c)	by either of NAN or PNR (the "Non-Defaulting Party"), if the other Party (which, in the case of NAN, shall include NAN Subco) is in default (the "Defaulting Party") of any covenant on its part to be performed hereunder, and the Non-Defaulting Party has given written notice (the "Default Notice") of such default to the Defaulting Party and the Defaulting Party has failed to cure such default within 14 days of the Default Notice;

(d)	by NAN, if one or more of the representations and warranties of PNR is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Section 3.2(h) would be incapable of satisfaction by the Outside Date; provided that NAN is not then in breach of this Agreement so as to cause any condition in Section 3.1 or Section 3.3 not to be satisfied;

(e)	by PNR if one or more of the representations and warranties of NAN is untrue or incorrect or shall have become untrue or incorrect such that the condition in Section 3.3(g) would be incapable of satisfaction by the Outside Date; provided that PNR is not then in breach of this Agreement so as to cause any condition in Section 3.1 or Section 3.2 not to be satisfied; or

(f)	by NAN, upon the occurrence of a Non-Completion Payment Event, provided that NAN shall be obligated to pay to PNR the Non-Completion Fee in accordance with Section 8.2,

and in such event, each Party hereto shall be released from all obligations under this Agreement without liability, provided that such release without liability shall not apply if such termination is a result of the Party's failure to perform, satisfy or observe in good faith its obligations to be performed, satisfied or observed hereunder.

5.2	Effect of Termination

Notwithstanding Section 5.1, each Party's right of termination under this Article 5 is in addition to, and not in derogation of or limitation to, any other rights, claims, causes of action or other remedy that such Party may have under this Agreement or otherwise at law with respect to any misrepresentation or breach of covenant or indemnity contained herein.

Article 6
Conduct Prior to Closing

6.1	Conduct of Business

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, and except as expressly permitted or specifically contemplated by this Agreement, which shall be deemed to include the acquisition of the Botswanan Assets and the Contribution, except with the prior written consent of the other Parties hereto, such consent not to be unreasonably conditioned, withheld or delayed, and in each case subject to applicable laws:

(a)	each Party hereto shall:

(i)	conduct its business, affairs and operations in, and not take any action except in, the ordinary and usual course consistent with past practices and in accordance with applicable laws;

(ii)	use all commercially reasonable efforts to maintain and preserve intact its business organization, assets, employees and advantageous business relationships; and

(iii)	advise the other Parties hereto, on an ongoing basis, of its material business operations;

(b)	each Party hereto shall not:

(i)	enter into (or terminate) any material contract or material transaction, except where any such material contract relates to the Contribution or to the establishment of PNR's business necessary to meet the listing criteria of the Exchange (including, for the avoidance of doubt, entering into of agreements to acquire the Botswanan Assets);

(ii)	expend any material amount of funds or incur any material liabilities or obligations, except to the extent such expenses relate to the transactions contemplated by this Agreement, or are necessary for the establishment of PNR's business;

(iii)	issue any securities except in connection with the Contribution or the exercise of any outstanding options or warrants, in accordance with their terms; or

(iv)	otherwise take any other action with the intent or foreseeable effect of leading to any of the foregoing.

For greater clarity, transactions outside the ordinary course include, but are not limited to: dividends or other distributions to shareholders (other than ordinary course compensation for services); the issuance of equity or voting securities or securities convertible into equity or voting securities, other than in connection with the exercise of options or warrants outstanding on the date of this Agreement or in accordance with NAN's equity-based compensation plans consistent with past practices, or entering into any agreement with respect to the issuance of such securities; changing the number of issued and outstanding securities by means of a stock split or consolidation (other than the Consolidation, if applicable); entering into any employment or other agreement that contains a "change of control", severance, or similar provision that provides for a payment, or acceleration or modification of any rights or obligations, upon, or following, a termination or a change of control of NAN; payment to suppliers or collection of accounts receivable in a manner inconsistent with past practices; factoring of accounts receivable; and related-party transactions inconsistent with past practice.

6.2	Non-Solicitation

(a)	Subject to Section 8.1, neither NAN nor any of its associates or affiliates, or their respective representatives or advisors, will, at any time from the date hereof until the earlier of the Effective Time or the termination of this Agreement, solicit, encourage, discuss, negotiate or entertain any proposals from, or provide financial, operating or any other non-public information to, any party other than PNR. NAN and its associates and affiliates, and their respective representatives and advisors, will immediately:

(i)	cease and terminate existing discussions, conversations, negotiations and other communications with any persons currently conducted with respect to any of the foregoing;

(ii)	other than in connection with the NAN Financing or in the ordinary course of business, discontinue access to its confidential information (and not allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is commercially entitled to do so and use its commercially reasonable efforts to request) the return or destruction of all confidential information regarding NAN and its subsidiaries previously provided to any such person who has entered into a confidentiality agreement with NAN; and

(iii)	notify PNR regarding any contact between NAN or any of its associates or affiliates, or their respective representatives or advisors, and any person regarding any such offer, proposal or inquiry.

(b)	Neither PNR, nor any of its associates or affiliates, or their respective representatives or advisors, will, at any time from the date hereof until the earlier of the Effective Time or the termination of this Agreement, solicit, encourage, discuss, negotiate or entertain any proposals from, or provide financial, operating or any other non-public information relating to the PNR Business to, any Party other than NAN, other than in the ordinary course of business or in furtherance of any matter which does not impede with the completion of the Amalgamation or any other matter contemplated under this Agreement. PNR and its associates and affiliates, and their respective representatives and advisors, will immediately:

(i)	cease and terminate existing discussions, conversations, negotiations and other communications with any persons currently conducted with respect to any of the foregoing;

(ii)	other than in the ordinary course of business or in furtherance of any matter which does not impede with the completion of the Amalgamation or any other matter contemplated under this Agreement, discontinue access to its confidential information (and not allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is commercially entitled to do so and use its commercially reasonable efforts to request) the return or destruction of all confidential information regarding PNR and its subsidiaries previously provided to any such person who has entered into a confidentiality agreement with PNR; and

(iii)	notify NAN regarding any contact between PNR or any of its associates or affiliates, or their respective representatives or advisors, and any person regarding any such offer, proposal or inquiry,

Notwithstanding the foregoing, each Party shall forthwith disclose to the other Party any material updates or facts that materially affect, or would reasonably be expected to materially affect, the ability of such Party to consummate the Amalgamation or any other matter contemplated under this Agreement. Furthermore, nothing herein contained shall be interpreted as limiting the directors of any Party from performing their fiduciary duties as directors under applicable law.

6.3	Access to Information; Use and Confidentiality

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, each Party hereto shall give to the other Parties and its respective representatives, upon reasonable written notice, full access during normal business hours to all directors, officers, employees, consultants, properties, assets, contracts, books, accounts, records and other information, data and documents pertaining to the Party and its business, affairs, operations, properties, assets, liabilities and financial condition ("Confidential Information"), so long as such access shall not materially interfere with the normal business operations of the Party.

Upon the termination of this Agreement for any reason, any Party in receipt of Confidential Information shall promptly return same to the originating Party together with any copies thereof and any other information, data and documents in any form produced, made or derived therefrom.

Confidential Information that is given to a Party or to which a Party receives access in accordance herewith shall be used solely for the purpose of completing the Amalgamation and shall be treated on a strictly confidential basis, except any such information, data and documents which has been previously or has become generally disclosed to the public other than through a breach of this confidentiality provision, or that is required to be disclosed by a court of competent jurisdiction. The Parties agree to restrict access to Confidential Information on a need to know basis and to take all appropriate steps to safeguard against the accidental disclosure or improper use of Confidential Information.

6.4	Public Disclosure

All public announcements regarding this Agreement or the Amalgamation shall be subject to review and reasonable consultation of all Parties hereto as to form, content and timing, before public disclosure, always provided that a Party shall be entitled to make such public announcement if required by applicable law or regulatory requirements to immediately do so and it has taken reasonable efforts to comply herewith.

6.5	NAN Undertaking to Vote

NAN undertakes to vote its PNR Shares in favour of the Amalgamation at the PNR Shareholder Meeting.

Article 7
Representations and Warranties

7.1	Representations and Warranties of NAN and NAN Subco

Each of NAN and NAN Subco jointly and severally represents and warrants to PNR as follows, and acknowledges and confirms that PNR is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:

Organization

(a)	it is incorporated or otherwise formed under the laws of the Province of British Columbia, in the case of NAN, and the laws of the Province of Ontario, in the case of NAN Subco, and is a valid and existing company, and, with respect to the filing of annual reports, is in good standing, and, apart from the Amalgamation and transactions contemplated by this Agreement, no proceedings have been taken or authorized by NAN or NAN Subco in respect of the bankruptcy, reorganization, insolvency, liquidation, dissolution or winding up of NAN or NAN Subco;

Authorization and Approvals

(b)	it has all requisite corporate power and capacity and has taken all necessary corporate action to authorize it to execute and deliver this Agreement and perform its obligations hereunder and to complete the Amalgamation and all matters relating to the completion of the Amalgamation, the Amalgamation and all matters relating to the completion of the Amalgamation have been duly authorized by it and this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with the terms of this Agreement, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors, and except that equitable remedies (such as specific performance and injunction) are in the discretion of a court;

(c)	its execution and delivery of this Agreement and performance of its obligations hereunder, the Amalgamation and all matters relating to the completion of the Amalgamation does not and shall not result in the breach of, constitute a default under or conflict with:

(i)	any provision of its constating documents;

(ii)	any resolutions of its shareholders or directors;

(iii)	any statute, rule or regulation applicable to it or its property;

(iv)	any order, decree or judgment of a court or regulatory authority or body having jurisdiction over it or its property;

(v)	any mortgage, indenture, agreement or other commitment to which it is a party or to which it or its property is bound; or

(vi)	any agreement which would permit any party to that agreement to terminate such agreement or accelerate the maturity of any indebtedness of NAN or NAN Subco, or that would result in the creation or imposition of any encumbrance of the NAN Shares or the assets of NAN or NAN Subco;

(d)	all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the Amalgamation and all matters relating to the completion of the Amalgamation contemplated herein, have been obtained or shall have been obtained prior to the Closing;

Conduct of Business

(e)	it has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets, and it is duly and appropriately registered, licensed and otherwise qualified to carry on its business and to own, lease and operate its property and assets and is in good standing in all material respects in each jurisdiction where it carries on business or owns, leases or operates its property or assets;

(f)	it has complied with and is in compliance, in all material respects, with all applicable laws, and has all material licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business;

(g)	NAN Subco was incorporated solely to effect the Amalgamation and it currently has no active business operations;

Assets and Liabilities

(h)	it has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for:

(i)	liabilities and obligations that are specifically disclosed in the NAN Financial Statements; or

(ii)	liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, that are not and would not, individually or in the aggregate with all other liabilities and obligations of NAN and NAN Subco (other than those disclosed in the NAN Financial Statements), reasonably be expected to have a Material Adverse Effect in respect of NAN or NAN Subco, or, as a consequence of the consummation of this Agreement, have a Material Adverse Effect in respect of NAN or NAN Subco;

(i)	NAN has no subsidiaries other than NAN Subco, North American Nickel (US) Inc. and NAN Exploration Inc., which are each direct wholly-owned subsidiaries of NAN;

(j)	each of North American Nickel (US) Inc. and NAN Exploration Inc. has nominal assets, no liabilities and no active business operations;

(k)	it has no reasonable grounds for believing that any creditor of NAN Subco will be prejudiced by the Amalgamation;

Financial Statements

(l)	the NAN Financial Statements have been prepared in accordance with International Financial Reporting Standards, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of NAN as of the date thereof, and there have been no adverse material changes in the financial position of NAN since the date thereof and the business of NAN has been carried on in the usual and ordinary course consistent with past practice since the date thereof;

(m)	the financial books and records and accounts of NAN, in all material respects:

(i)	have been maintained in accordance with good business practices on a basis consistent with prior years;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of NAN; and

(iii)	accurately and fairly reflect the basis for the NAN Financial Statements;

No Material Adverse Effect

(n)	since December 31, 2020, except as disclosed in the NAN Financial Statements for the fiscal year ended December 31, 2020, there has not been:

(i)	any change in the financial condition, operations, results of operations or business of NAN, nor has there been any occurrence or circumstances which, to its knowledge, with the passage of time might reasonably be expected to have a Material Adverse Effect on the business or operations of NAN or NAN Subco; or

(ii)	any loss, labour trouble or other event, development or condition of any character (whether or not covered by insurance) suffered, which, to its knowledge, has had, or may reasonably be expected to have, a Material Adverse Effect on the business or operations of NAN or NAN Subco;

Share Capital

(o)	the authorized and issued share capital of each of NAN and NAN Subco is as set out in Appendix "C" hereto, subject to the Consolidation (if applicable) and the issuance by NAN of subscription receipts and compensation warrants pursuant to the NAN Financing, and provided that NAN Subco may issue additional NAN Subco Shares to NAN under the Contribution;

(p)	other than as set out in Appendix "C" hereto:

(i)	there are no options, warrants, rights, privileges or agreements requiring NAN or NAN Subco to sell, or otherwise issue (by exercise, conversion, exchange or otherwise), whether directly or indirectly, any of its unissued shares, other than any issuance of shares contemplated by Section 2.3; and

(ii)	other than in connection with the Consolidation, there are no rights, privileges or agreements requiring NAN or NAN Subco to repurchase, redeem, retract or otherwise acquire, whether directly or indirectly, any of its issued shares or other securities;

Securities Matters

(q)	the NAN Shares are listed on the Exchange;

(r)	NAN is a reporting issuer in good standing in the Provinces of British Columbia, Alberta, Manitoba and Ontario, is not in material default of any requirement of any Applicable Securities Laws or the requirements of the Exchange, and neither NAN nor any of its securities are the subject of any cease trade order or regulatory enquiry or investigation in any jurisdiction;

(s)	NAN has filed all material documents or information required to be filed by it under Applicable Securities Laws since January 1, 2020, on the SEDAR website, and, as of their respective dates, all such information and materials filed by NAN with the securities commissions (or equivalent other provincial securities regulator) in each of the Provinces of British Columbia, Alberta, Manitoba and Ontario and which are available through the SEDAR website as of the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with all applicable legal and stock exchange requirements;

(t)	no securities commission or other authority of any government or self-regulatory organization, including, without limitation, the Exchange, has issued any order preventing the Amalgamation or the sale or trading of any securities of NAN, and, to the knowledge of NAN, no proceedings for such purpose are pending or threatened;

(u)	the NAN Shares to be issued pursuant to the Amalgamation including Resulting Issuer Shares issuable upon exercise of the Resulting Issuer Replacement Options shall be issued as fully paid and non-assessable shares in the capital of NAN, free and clear of any and all encumbrances, liens, charges, "restricted period" (pursuant to Section 2.5 of National Instrument 45-102 – Resale of Securities) and demands of whatsoever nature under Canadian law, except for those imposed pursuant to escrow restrictions of the Exchange;

(v)	Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent of NAN;

(w)	NAN Subco is not a reporting issuer, or the equivalent thereof, in any jurisdiction and has not contravened any Applicable Securities Laws of any jurisdiction, including, without limitation, in relation to the issuing of its shares or any other securities;

Litigation

(x)	there is no claim, action, proceeding, or, to the knowledge of NAN and NAN Subco, investigation, that has been commenced or is pending, or, to the knowledge of NAN and NAN Subco, threatened, against NAN or NAN Subco, or affecting any of its property or assets, before any governmental entity or regulatory body which, if determined adversely to NAN or NAN Subco, as the case may be, would, individually or in the aggregate:

(i)	reasonably be expected to result in liability to NAN or NAN Subco in excess of $10,000 or have a Material Adverse Effect in respect of NAN or NAN Subco; or

(ii)	reasonably be expected to prevent or materially delay the consummation of the Amalgamation and the transactions contemplated thereby,

nor is NAN or NAN Subco aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success;

(y)	neither it, nor any of its assets or properties, is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect in respect of it or to prevent or materially delay the consummation of the Amalgamation and the transactions contemplated thereby;

Labour and Employment

(z)	except as otherwise described in public disclosure filings available under NAN's SEDAR profile, it is not a party to, or a participant in, any agreement, arrangement, plan, obligation or understanding providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or the resignation of, any director, officer, employee or consultant of NAN or NAN Subco following a change of control of NAN or NAN Subco (other than statutory severance obligations), and there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or the resignation of, any director, officer, employee or consultant of NAN or NAN Subco following a change of control of NAN or NAN Subco;

(aa)	it has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus:

(i)	in respect of any period commencing on or after January 1, 2021; or

(ii)	in connection with the completion of the Amalgamation and the other transactions contemplated by this Agreement;

(bb)	it is not subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including, without limitation, any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect in respect of it;

(cc)	it is not a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union-organizing campaign, and there are no current, pending or threatened strikes, lockouts or other labour disputes or disruptions at its business operations;

(dd)	it does not have a pension plan;

Books and Records

(ee)	its minute books and corporate records are maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects;

Tax Matters

(ff)	it has filed all tax returns, reports and other tax filings required to be filed by it, and has paid, deducted, withheld or collected and remitted on a timely basis all amounts required to be paid, deducted, withheld or collected and remitted by it with respect to any taxes, interest and penalties, in each case as required under all applicable tax laws;

(gg)	there are no audits, reassessments, actions, suits or proceedings in progress, pending, or threatened against it, and no waivers have been granted by it in connection with any taxes, interest or penalties;

(hh)	the provisions for taxes reflected in the NAN Financial Statements are sufficient for the payment of all accrued and unpaid taxes, interest and penalties for all periods and transactions up to the end of the most recent financial period addressed in the NAN Financial Statements;

U.S. Securities Law Matters

(ii)	NAN is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the NAN Shares;

(jj)	NAN is not required to be registered as an "investment company" as defined in the 1940 Act, under the 1940 Act;

(kk)	none of NAN, any of its affiliates, or any person acting on any of their behalf, have offered or sold, or will offer or sell, any NAN securities (or Resulting Issuer securities) in connection the with transactions contemplated by this Agreement, except (i) offers and sales of Resulting Issuer Shares in connection with the Amalgamation to PNR Shareholders in the United States, all of which are U.S. Accredited Investors, in reliance upon the exemption from the registration requirements of the 1933 Act provided by Rule 506(b) of Regulation D, and similar exemptions under applicable state securities laws, (ii) offers and sales of Resulting Issuer Shares and Resulting Issuer Replacement Options in connection with the Amalgamation to PNR Shareholders and PNR Optionholders, respectively, outside the United States, in reliance upon the exclusion from the registration requirements of the 1933 Act provided by Rule 903 of Regulation S, and (iii) offers and sales of subscription receipts of NAN in the NAN Financing to be exchanged for Resulting Issuer Shares upon the closing of the transactions contemplated by this Agreement to persons outside the United States, in reliance upon the exclusion from the registration requirements of the 1933 Act provided by Rule 903 of Regulation S;

(ll)	none of NAN, any of its affiliates, or any person acting on any of their behalf, has made or will make any Directed Selling Efforts in connection with the offer, sale or exchange of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement and the NAN Financing, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer, sale or exchange of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement in the United States;

(mm)	with respect to the NAN securities or the Resulting Issuer securities issued in connection with the Amalgamation in reliance on Rule 506(b) of Regulation D, none of NAN, any of its predecessors, any "affiliated" (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of NAN participating in the offering of such securities, any beneficial owner of 20% or more of the NAN's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with NAN in any capacity at the time of sale or issuance of such securities is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

Environmental Laws

(nn)	it is, and all of the properties in which it holds an interest are, in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances ("Hazardous Substances") or the protection of the environment, occupational health and safety (collectively, "Environmental Laws");

(oo)	it has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary for the operation of the business currently carried on by NAN, and each Environmental Permit is valid, subsisting and in good standing, and NAN is not, and any of the properties in which NAN holds an interest are not, in material default or breach of any Environmental Permit and, to the knowledge of NAN, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(pp)	it has not, except in compliance with all Environmental Laws and Environmental Permits, used any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, nor has NAN caused or permitted, and to the knowledge of NAN no other person has caused or permitted, the Release of any Hazardous Substances on any such property or facility except in compliance with Environmental Laws;

(qq)	it has not received any notice of, or been prosecuted for an offence alleging, any non-compliance with, or liability under, any Environmental Law, and NAN has not settled any alleged non-compliance short of prosecution. NAN has not received notice of any orders or directions issued relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the NAN, and NAN has no reason to believe any such notices will be issued; and

(rr)	it has not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. NAN has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

For the avoidance of doubt, references to properties in which NAN holds an interest in Subsections (nn) and (oo) of this Section 7.1 shall not include the Selebi Project or the Selkirk Mine.

The representations and warranties contained in Subsections (a), (b), (c), (d), (o) and (p) of this Section 7.1 are collectively referred to herein as the "NAN Fundamental Representations".

The representations and warranties contained in this Section 7.1 shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by PNR and its advisors shall not mitigate, diminish or affect the representations and warranties of NAN and NAN Subco contained in this Agreement.

7.2	Representations and Warranties of PNR

PNR represents and warrants to each of NAN and NAN Subco as follows, and acknowledges and confirms that NAN and NAN Subco are relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:

Organization

(a)	it is incorporated under the laws of the Province of Ontario, is a valid and existing company, and, with respect to the filing of annual reports, is in good standing, and, apart from the Amalgamation and transactions contemplated by this Agreement, no proceedings have been taken or authorized by it in respect of the bankruptcy, reorganization, insolvency, liquidation, dissolution or winding up of PNR;

Authorization and Approvals

(b)	it has all requisite corporate power and capacity and has taken all necessary corporate action to authorize it to execute and deliver this Agreement and perform its obligations hereunder and to complete the Amalgamation and all matters relating to the completion of the Amalgamation, the Amalgamation and all matters relating to the completion of the Amalgamation have been duly authorized by it and this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with the terms of this Agreement, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors, and except that equitable remedies (such as specific performance and injunction) are in the discretion of a court;

(c)	its execution and delivery of this Agreement and its performance of its obligations hereunder, the Amalgamation and all matters relating to the completion of the Amalgamation does not and shall not result in the breach of, constitute a default under or conflict with:

(i)	any provision of its constating documents;

(ii)	any resolutions of its shareholders or directors;

(iii)	any statute, rule or regulation applicable to it or its property;

(iv)	any order, decree or judgment of a court or regulatory authority or body having jurisdiction over it or its property;

(v)	any mortgage, indenture, agreement or other commitment to which it is a party or to which it or its property is bound; or

(vi)	any agreement which would permit any party to that agreement to terminate such agreement or accelerate the maturity of any indebtedness of PNR, or that would result in the creation or imposition of any encumbrance on the PNR Shares or the assets of PNR;

(d)	all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement, the Amalgamation and all matters relating to the completion of the Amalgamation, have been obtained or shall have been obtained prior to the Closing;

Conduct of Business

(e)	it has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets, and it is duly and appropriately registered, licensed and otherwise qualified to carry on its business and to own, lease and operate its property and assets, and is in good standing in all material respects in each jurisdiction where it carries on business or owns, leases or operates its property or assets;

(f)	it has complied with and is in compliance, in all material respects, with all applicable laws, and has all material licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business;

(g)	it is in good standing with respect to all of its obligations owing pursuant to any material contracts, and each such material contract is a legal, valid and binding obligation of PNR;

(h)	to the knowledge of PNR, other than as has been disclosed in writing directly to NAN and NAN Subco, all activities of PNR are in material compliance with, and are in good standing under, all applicable laws, rules, regulations and regulatory orders and prohibitions, and there have been no violations thereof, nor any basis for a claim or determination thereof, and there is no current, pending or threatened order, prohibition or other directive relating to any such matters, nor, to the knowledge of PNR, any basis for any such order, prohibition or other directive;

(i)	immediately prior to the Effective Time, PNR's business operations shall include the ownership and operation of the Botswanan Assets, other than the Selkirk Mine;

Assets and Liabilities

(j)	immediately prior to the Effective Time, PNR's assets shall include, and PNR shall have good and marketable title to, the Botswanan Assets, other than the Selkirk Mine.

(k)	except to the extent incurred in connection with the acquisition of the Botswanan Assets, or in the ordinary course of PNR's business, PNR does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise, including under any guarantee of any debt);

(l)	it has no reasonable grounds for believing that any creditor of PNR will be prejudiced by the Amalgamation;

Share Capital

(m)	the authorized and issued share capital of PNR is as set out in Appendix "C" hereto;

(n)	other than as set out in Appendix "C" hereto:

(i)	there are no options, warrants, rights, privileges or agreements requiring PNR to sell, or otherwise issue (by exercise, conversion, exchange or otherwise), whether directly or indirectly, any of its unissued shares; and

(ii)	there are no rights, privileges or agreements requiring PNR to repurchase, redeem, retract or otherwise acquire, whether directly or indirectly, any of its issued shares or other securities;

Securities Matters

(o)	it is not a reporting issuer, or the equivalent thereof, in any jurisdiction and has not contravened any Applicable Securities Laws of any jurisdiction, including, without limitation, in relation to the issuing of its seed shares, founders shares or any other shares or other securities;

Litigation Matters

(p)	there are no claims, actions, suits or proceedings (judicial, administrative or otherwise) commenced, pending or threatened against it, nor to its knowledge is any of the foregoing contemplated, nor to its knowledge is there any basis therefor;

Books and Records

(q)	the minute books and corporate records of PNR are maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects;

(r)	the financial books and records and accounts of PNR, in all material respects:

(i)	have been maintained in accordance with good business practices;

(ii)	are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of PNR;

Tax Matters

(s)	it has filed all tax returns, reports and other tax filings required to be filed by it, and has paid, deducted, withheld or collected and remitted on a timely basis all amounts required to be paid, deducted, withheld or collected and remitted by it with respect to any taxes, interest and penalties, in each case as required under all applicable tax laws;

(t)	there are no audits, reassessments, actions, suits or proceedings in progress, pending, or threatened against it, and no waivers have been granted by it in connection with any taxes, interest or penalties;

U.S. Securities Law Matters

(u)	PNR is a Foreign Issuer;

(v)	PNR is not required to be registered as an "investment company", as defined in the 1940 Act, under the 1940 Act;

(w)	none of PNR, any of its affiliates, or any person acting on any of their behalf, has made or will make any Directed Selling Efforts in connection with the issuance of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement, or has engaged or will engage in any form of General Solicitation or General Advertising in connection with the issuance of the NAN securities or the Resulting Issuer securities in connection with the transactions contemplated by this Agreement in the United States; and

(x)	none of PNR, any of its predecessors, any "affiliated" (as such term is defined in Rule 501(b) of Regulation D) issuer, any director, executive officer or other officer of PNR participating in the transactions contemplated by this Agreement, any beneficial owner of 20% or more of the PNR's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with PNR in any capacity at the time of the closing of the transactions contemplated by this Agreement, is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D.

Environmental Laws

(y)	it is, and all of the properties in which it holds an interest are, in material compliance with all Environmental Laws;

(z)	it has obtained all Environmental Permits necessary for the operation of the business currently carried on by PNR, and each Environmental Permit is valid, subsisting and in good standing, and PNR is not, and any of the properties in which PNR holds an interest are not, in material default or breach of any Environmental Permit and, to the knowledge of PNR, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(aa)	it has not, except in compliance with all Environmental Laws and Environmental Permits, used any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance, nor has PNR caused or permitted, and to the knowledge of PNR no other person has caused or permitted, the Release of any Hazardous Substances on any such property or facility except in compliance with Environmental Laws or as set out in the Sellers Rehabilitation Liability Report prepared for BCL Limited (In Liquidation), BCL Investments (PTY) Ltd. (In Liquidation) and Tati Nickel Mining Company (PTY) Ltd. (In Liquidation), dated January 2022 (the "Rehab Liability Report") and the letter dated January 31, 2022 from the Department of Mines, Botswana to The Liquidator, BCL Limited (In Liquidation) (the "DOM Letter") copies of which have been provided to NAN and its counsel;

(bb)	it has not received any notice of, or been prosecuted for an offence alleging, any non-compliance with, or liability under, any Environmental Law, and PNR has not settled any alleged non-compliance short of prosecution. PNR has not received notice of any orders or directions issued relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the PNR except as set out in the Rehab Liability Report and the DOM Letter, and PNR has no reason to believe any other such notices will be issued; and

(cc)	it has not received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. PNR has not received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites.

The representations and warranties contained in Subsections (a),(b), (c), (d), (n) and (o) of this Section 7.2 are collectively referred to herein as the "PNR Fundamental Representations".

The representations and warranties contained in this Section 7.2 shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Any investigation by NAN and NAN Subco and any of their advisors shall not mitigate, diminish or affect the representations and warranties of PNR contained in this Agreement.

Article 8
ADDITIONAL AGREEMENTS

8.1	Superior Proposals

(a)	Prior to the Effective Date, NAN and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, discussions or negotiations with a person who seeks to initiate such discussions or negotiations and, subject to the entering into by such person of a confidentiality agreement on terms no less favourable to NAN and no more favourable to the other person than the Confidentiality Agreement, may furnish to such person information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(i)	such person has first made a bona fide Acquisition Proposal in writing that was not solicited by NAN or its representatives in violation of Section 6.2 in any material respect, which the NAN Board determines in good faith, after consultation with its financial advisors and legal counsel, would, if consummated in accordance with its terms, be reasonably likely to result in a Superior Proposal;

(ii)	the NAN Board, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(iii)	it has provided to PNR the information required to be provided under Section 8.1(b) in respect of such Acquisition Proposal and has promptly notified PNR in writing of the determinations in Sections 8.1(a)(i) and 8.1(a)(ii) above.

(b)	NAN shall promptly (and, in any event, within two calendar days) notify PNR, at first verbally and then in writing, of any Acquisition Proposal received after the date hereof, or any confidentiality agreement entered into in respect of any such Acquisition Proposal and any enquiry or contact received after the date hereof that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to it received after the date hereof or for access to its properties, books or records by any person that informs NAN that such person is considering making, or has made, an Acquisition Proposal after the date hereof; which notice will include any known terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, enquiry or contact as PNR may reasonably request, including the identity of the person making such proposal, enquiry or contact. NAN shall keep PNR informed of the status, including any change to the material terms, of any such Acquisition Proposal or enquiry. In addition, NAN shall provide PNR with a list of, or copies of, the information provided to any person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal pursuant to Section 8.1(a), and shall provide PNR with a copy of the confidentiality agreement entered into in accordance with Section 8.1(a) and with access to any information provided to any such person which has not already been provided to PNR.

(c)	In the event that NAN is in receipt of a Superior Proposal, it shall give PNR, verbally and in writing, at least five Business Days advance notice of any decision by the NAN Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the NAN Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such five Business Day period, NAN agrees not to accept, approve or enter into any agreement to implement such Superior Proposal and shall not modify or change its recommendation in respect of the Amalgamation. In addition, during such five Business Day period, NAN shall, and shall cause its financial and legal advisors to, negotiate in good faith with PNR and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement as would enable NAN to proceed with the Amalgamation as amended rather than the Superior Proposal. In the event that PNR proposes to amend this Agreement to provide that the NAN Shareholders shall receive a value per share equal to, or having a value greater than, the value per share provided in the Superior Proposal and so advises the NAN Board prior to the expiry of such five Business Day period, the NAN Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Amalgamation. If the NAN Board continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects PNR's amended proposal, NAN may terminate this Agreement, provided however, that NAN must pay to PNR the Non-Completion Fee in accordance with Section 5.1(f) and Section 8.2.

(d)	NAN also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Subsection 8.1(c) to initiate an additional five Business Day notice period.

(e)	PNR agrees that all information that may be provided to it by NAN with respect to any Acquisition Proposal pursuant to this Section 8.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(f)	If required by PNR, NAN shall, subsequent to the five Business Day notice period contemplated by Section 8.1(c), reaffirm its recommendation of the Amalgamation by news release promptly, and in any event, within two Business Days of being requested to do so by PNR, in the event that:

(i)	any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or

(ii)	the Parties have entered into an amended agreement pursuant to Section 8.1(c) which results in any publicly announced Acquisition Proposal not being a Superior Proposal.

(g)	NAN shall ensure that its officers and directors and any brokers, investment bankers, advisors, agents or other representatives retained by it are aware of the provisions of this Section 8.1. NAN shall be responsible for any breach of this Section 8.1 by its officers, directors, brokers, investment bankers, advisors, agents or representatives.

(h)	For greater certainty, nothing in this Agreement shall prohibit the NAN Board from:

(i)	making any disclosure of an Acquisition Proposal to the NAN Shareholders prior to the Effective Time if, in the good faith judgment of the NAN Board after receiving the advice of outside legal counsel, such disclosure is necessary for the NAN Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law;

(ii)	taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and

(iii)	responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 8.1(a).

8.2	Non-Completion Fee

If, at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 5 (provided there is no material breach or non-performance by PNR of a material provision of this Agreement which would otherwise have entitled NAN to terminate this Agreement), NAN accepts, recommends, approves or enters into, or proposes publicly to accept, recommend, approve or enter into, any agreement with any person to implement a Superior Proposal (the "Non-Completion Payment Event"), then NAN shall pay to PNR $1,900,000 as liquidated damages (the "Non-Completion Fee") in immediately available funds to an account designated by PNR within one Business Day after the occurrence of the Non-Completion Payment Event.

Following a Non-Completion Payment Event, but prior to payment of the Non-Completion Fee, NAN shall be deemed to hold such payment in trust for PNR. NAN shall only be obligated to pay the Non-Completion Fee once pursuant to this Section 8.2.

The Parties acknowledge and agree that the amounts set out in this Section 8.2 are payments in consideration for the disposition of the rights of the Party entitled to receive such payments under this Section 8.2 and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages which PNR will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. NAN hereby irrevocably waives any right it may have to raise as a defence that such liquidated damages are excessive or punitive. The Parties agree that any payment made pursuant to this Section 8.2 is the sole monetary remedy and shall be in full satisfaction of all rights and remedies available to PNR in respect of any prior breach of this Agreement by NAN or NAN Subco; provided, however, that nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenant or agreement, without the necessity of posting bond or security in connection therewith.

Article 9
General

9.1	Expenses

The Parties hereto acknowledge and agree that each Party shall be responsible for its own costs, whether or not the transactions contemplated herein are completed, including, but not limited to, the fees of its legal and financial advisors, regulatory fees and applicable taxes, as well as any fees, disbursements and charges incurred with respect to its due diligence investigations and the preparation of this Agreement and any other documents, certificates and opinions required for the Closing or otherwise required in connection herewith.

9.2	Notices

Each notice, demand or other communication required or permitted to be given hereunder shall be effective if by email, in writing and delivered personally, or sent by prepaid mail as follows:

(a)	If to NAN or NAN Subco,

North American Nickel Inc.
2500 – 666 Burrard Street
Vancouver, British Columbia, V6C 2X8

Attention:	John Hick, Director
Email:	[Redacted Personal Information]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario, M5X 1A4

Attention:	Sander Grieve / Andrew Disipio
Email:	grieves@bennettjones.com / disipioa@bennettjones.com

(b)	If to PNR:

Premium Nickel Resources Corporation
130 Spadina Avenue, Suite 401
Toronto, Ontario, M5V 2L4

Attention:	Sheldon Inwentash, Director
Email:	[Redacted Personal Information]

with a copy (which shall not constitute notice) to:

Moran Professional Corporation
[Redacted Personal Information]

Attention:	Timothy Moran
Email:	[Redacted Personal Information]

and any notice, demand or other communication given as aforesaid shall be deemed to be received on the date of email, or personal delivery if delivered or transmitted during normal business hours (and on the first Business Day thereafter if delivered or transmitted after normal business hours), and the third Business Day after mailing if sent by prepaid mail, excluding all days when normal mail service is interrupted. Any Party may from time to time change its address of service by notice to the other Parties in accordance herewith.

9.3	Entire Agreement and Further Assurances

This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, whether oral or written, existing between the Parties with respect to the subject matter hereof, including the letter of intent entered into between NAN and PNR dated effective February 16, 2022.

The Parties shall from time to time promptly execute or cause to be executed all such deeds, conveyances and other documents and instruments and do or cause to be done all such acts and other things which may be necessary or advisable to fully carry out and give effect to the intent of and matters contained in this Agreement, including, for the avoidance of doubt, the exchange of PNR Options for Resulting Issuer Replacement Options in order that the provisions of subsection 7(1.4) of the Tax Act apply to such exchange.

9.4	Amendments and Waivers

This Agreement may only be amended by instrument in writing signed by the Parties hereto, without further notice to, or consent or approval by, their respective shareholders unless strictly required by applicable law.

Any waiver or consent hereunder must be in writing and signed by the Party giving the waiver or consent. No waiver or consent hereunder shall be construed or deemed to be a waiver or consent with respect to any other provision hereof, or to be a continuous waiver or consent, unless so expressly provided for.

9.5	Severability

If any provision or part thereof of this Agreement is declared by a court or other judicial or administrative body of competent jurisdiction to be illegal, invalid or unenforceable, that provision or part thereof shall be severed from this Agreement and the remaining provisions of part thereof of this Agreement shall continue in full force and effect and unaffected thereby.

9.6	Assignment and Enurement

This Agreement is personal in nature and may not be assigned in whole or in part without the express written consent of the other Parties hereto. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

9.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Parties hereto acknowledge and agree that the courts of Ontario shall have exclusive jurisdiction with respect to any dispute or other matter arising hereunder.

9.8	Time of the Essence

Time shall be of the essence hereof.

9.9	Execution and Delivery

This Agreement may be signed and delivered in two or more counterparts and by electronic transmission, and, when taken together, such counterparts and facsimiles shall be deemed to constitute one and the same and an originally executed instrument having effect from the date first above written notwithstanding the date of execution and delivery.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

NORTH AMERICAN NICKEL INC.

Per:	(signed) “Douglas Ford”
Name: Douglas Ford
Title: Lead Director

1000178269 ONTARIO INC.

Per:	(signed) “John Hick”
Name: John Hick
Title: Director

PREMIUM NICKEL RESOURCES CORPORATION

Per:	(Signed) “Sheldon Inwentash”
Name: Sheldon Inwentash
Title: Director

[Signature page to Amalgamation Agreement]

Appendix "A"

FORM OF NAN SUPPORT AGREEMENT

See attached.

A-1

PREMIUM NICKEL RESOURCES CORPORATION

CONFIDENTIAL	April ■, 2022

TO:	■ (“■”)
[Insert address]

Dear: ■

Re:      Support of Reverse Take-Over of North American Nickel Inc. (“NAN”)

We are reaching out to you as a significant shareholder of NAN in connection with a potential transaction with NAN, which would result in the reverse takeover of NAN (the “RTO Transaction”) by Premium Nickel Resources Corporation (“PNR”, “we” or “us”), as described in NAN’s news release dated February 17, 2022.

We understand that you own or control, directly or indirectly, ■ common shares of NAN and, as such, we are seeking your continued support of NAN in respect of the RTO Transaction. The terms of the RTO Transaction are more particularly described in the definitive amalgamation agreement to be entered into between PNR, NAN and a wholly-owned subsidiary of NAN (“NAN Subco”) setting out the terms of the RTO Transaction (“Definitive Agreement”), a copy of which has been provided to you.

By signing this agreement and supporting NAN in the RTO Transaction, you agree until the earlier of (i) the date on which the Definitive Agreement is terminated in accordance with its terms, and (ii) the date on which the RTO Transaction is consummated: (a) not to option, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any common shares of NAN (“NAN Shares”) you beneficially own or exercise control or direction over, including the NAN Shares set out above your name on the acceptance page, and any other securities of NAN acquired by or issued to you after the date hereof (collectively, the “Subject Shares”), if any, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, without our prior written consent; (b) not to solicit, initiate, facilitate (including, for certainty, by way of furnishing information in respect of NAN), promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, or otherwise cooperate in any way with, directly or indirectly, or enter into any agreement, arrangement or understanding with, any person other than us relating to the Subject Shares or any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving NAN (an “Alternative Proposal”) and, if applicable, not permit any of your officers, directors, employees, agents, affiliates or representatives to do likewise on your behalf; (c) to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Alternative Proposal; (d) not to initiate, propose, assist or participate in any activity which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction or otherwise cooperate in anyway with any effort or attempt by an other person or group to do or seek to do any of the foregoing; and (e) to vote against any proposal submitted to the shareholders of NAN involving any person other than us concerning any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving NAN which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction.

You further agree that you will:

(a)	vote (or, alternatively, consent in writing in satisfaction of the policies of the TSX Venture Exchange) the Subject Shares, in favour of (i) the RTO Transaction and (ii) any other matter necessary or advisable for the consummation of the RTO Transaction, including all matters described in the Definitive Agreement (i.e., corporate name and ticker symbol change, board size and composition and share consolidation of NAN) and all such other matters as may be recommended by management of NAN in connection with the RTO Transaction ((i) and (ii) are collectively referred to herein as the “RTO Matters”) at the meeting of shareholders of NAN, if any, held to consider the RTO Matters (a “NAN Meeting”) or any adjournment or postponement thereof or, alternatively, in writing in satisfaction of the policies of the TSX Venture Exchange;

(b)	no later than five business days prior to the date of any NAN Meeting (or any adjournment or postponement thereof) deliver or to cause to be delivered to NAN (with a copy to PNR), a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the RTO Matters;

(c)	not exercise any rights to dissent in connection with the RTO Transaction or the RTO Matters;

(d)	not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(e)	not vote any of the Subject Shares in respect of any proposed action by NAN or its shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(f)	promptly deliver such other written instruments as may be required by the TSX Venture Exchange to demonstrate shareholder approval of any RTO Matters (including, for certainty, consent in writing to the RTO Transaction in satisfaction of the policies of the TSX Venture Exchange) or as may reasonably be requested by PNR;

(g)	not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of NAN’s shareholders or give consents or approval of any kind with respect to any of the Subject Shares or relinquish or modify your right to exercise control or direction over or to vote any Subject Shares or agree to do any of the foregoing; and

(h)	not do indirectly that which you may not do directly by the terms of this Agreement.

Other than in accordance with applicable laws or rules of stock exchanges you will not make any public disclosure or announcement of or pertaining to this agreement or any potential transaction without PNR’s prior written consent, which is not to be unreasonably withheld or delayed. In the case of any disclosure or announcement required by laws or stock exchange rules you agree to use commercially reasonable efforts to provide us with reasonable notice of the making of such disclosure or announcement.

Each of us confirms to each other that we are authorized to execute and deliver this letter and this letter will be a valid and binding agreement, enforceable against each other in accordance with its terms. You further confirm that you own or exercise control or direction over the number of NAN Shares and number of securities convertible into NAN Shares set out above your name on the acceptance page, you do not own, directly or indirectly, or exercise control or direction over any other shares of NAN or any other securities convertible into shares of NAN and you do not have any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of additional shares of NAN or securities convertible into shares of NAN. You have the sole right to vote all of the Subject Shares, are the beneficial owner of, or exercise control and direction over, all of the Subject Shares and have the authority to accept this letter and carry out the transactions contemplated hereby. You further confirm that no individual or entity has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, including any right to vote, except PNR pursuant to this Agreement. Thank you again for your continued support of NAN as we look forward to the completion of the RTO Transaction.

[Remainder of page intentionally left blank. Signature pages follow.]

lf the foregoing correctly sets forth our understanding, please indicate your acceptance thereof by signing and returning the enclosed duplicate of this agreement.

Yours truly,

PREMIUM NICKEL RESOURCES CORPORATION

By:
Name:
Title:

Accepted and agreed to this ______ day of April, 2022.

Number of common shares of NAN owned or controlled by you: ____________.

Number and type of securities convertible into common shares of NAN owned or controlled by you (if none write “N/A”):

Type of convertible securities	Number of convertible securities

[If shareholder is an individual, please use the following signature block:]

Shareholder Name:

[If shareholder is a corporate entity, please use the following signature block:]

■

By:
Name:
Title:

I have authority to bind the company

Appendix "B"

FORM OF PNR SUPPORT AGREEMENT

See attached.

B-1

NORTH AMERICAN NICKEL INC.

CONFIDENTIAL	April ■, 2022

TO:	■ (“■”)
[Insert address]

Dear ■:

Re:      Support of Reverse Take-Over by Premium Nickel Resources Corporation ("PNR") of North American Nickel Inc. (“NAN”, "we or "us")

We understand that you own or control, directly or indirectly, ■ common shares of PNR. We are devoting significant resources to evaluating a potential transaction with PNR, which would result in the reverse takeover of NAN (the “RTO Transaction”) by PNR, pursuant to which, among other things, each common share of PNR ("PNR Shares") outstanding immediately prior to closing of the RTO Transaction (other than PNR Shares held by NAN) will be exchanged for 5.27 common shares of NAN. The terms of the RTO Transaction are more particularly described in the definitive amalgamation agreement to be entered into between NAN, PNR and 1000178269 Ontario Inc. (“NAN Subco”), a wholly-owned subsidiary of NAN, setting out the terms of the RTO Transaction (“Definitive Agreement”), a copy of which has been provided to you. We will only enter into a Definitive Agreement with PNR and NAN Subco in respect of the RTO Transaction if you agree to support such transaction.

You agree until the earlier of (i) the date on which the Definitive Agreement is terminated in accordance with its terms, and (ii) the date on which the RTO Transaction is consummated: (a) not to option, offer, sell, assign, transfer, exchange, dispose of, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any PNR Shares you beneficially own or exercise control or direction over, including the PNR Shares set out above your name on the acceptance page, and any other securities of PNR acquired by or issued to you after the date hereof (collectively, the “Subject Shares”), if any, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing, without our prior written consent, except pursuant to the RTO Transaction; (b) not to solicit, initiate, facilitate (including, for certainty, by way of furnishing information in respect of PNR), promote or encourage proposals or offers from, or entertain, enter into or continue discussions or negotiations with, or otherwise cooperate in any way with, directly or indirectly, or enter into any agreement, arrangement or understanding with, any person other than us or NAN Subco relating to the Subject Shares or any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving PNR (an “Alternative Proposal”) and, if applicable, not permit any of your officers, directors, employees, agents, affiliates or representatives to do likewise on your behalf; to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Alternative Proposal; (d) not to initiate, propose, assist or participate in any activity which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction or otherwise cooperate in anyway with any effort or attempt by an other person or group to do or seek to do any of the foregoing; and (e) to vote against any proposal submitted to the shareholders of PNR involving any person other than us or NAN Subco concerning any merger, sale of substantial assets, reorganization, business combination, sale or purchase of shares or similar transaction involving PNR which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, RTO Transaction.

You further agree that you will:

(a)	vote the Subject Shares, in favour of (i) the RTO Transaction and (ii) any other matter necessary or advisable for the consummation of the RTO Transaction, including all matters described in the Definitive Agreement ((i) and (ii) are collectively referred to herein as the “RTO Matters”) at the meeting of shareholders of PNR held to consider the RTO Matters (a “PNR Meeting”) or any adjournment or postponement thereof;

(b)	no later than five business days prior to the date of any PNR Meeting (or any adjournment or postponement thereof) deliver or to cause to be delivered to PNR (with a copy to NAN), a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the RTO Matters;

(c)	not exercise any rights to dissent in connection with the RTO Transaction or the RTO Matters;

(d)	not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(e)	not vote any of the Subject Shares in respect of any proposed action by PNR or its shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the RTO Transaction and the other transactions contemplated by the RTO Transaction (including the RTO Matters);

(f)	not grant or agree to grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of PNR's shareholders or give consents or approval of any kind with respect to any of the Subject Shares or relinquish or modify your right to exercise control or direction over or to vote any Subject Shares or agree to do any of the foregoing, other than the power of attorney granted to the directors of PNR pursuant to the PNR unanimous shareholder agreement dated February 26, 2020 (the “PNR Shareholder Agreement”); and

(g)	not do indirectly that which you may not do directly by the terms of this Agreement.

Other than in accordance with applicable laws you will not make any public disclosure or announcement of or pertaining to this agreement or any potential transaction without NAN's prior written consent, which is not to be unreasonably withheld or delayed. In the case of any disclosure or announcement required by laws you agree to use commercially reasonable efforts to provide us with reasonable notice of the making of such disclosure or announcement.

Each of us confirms to each other that we are authorized to execute and deliver this letter and this letter will be a valid and binding agreement, enforceable against each other in accordance with its terms. You further confirm that you own or exercise control or direction over the number of PNR Shares and number of securities convertible into PNR Shares set out above your name on the acceptance page, you do not own, directly or indirectly, or exercise control or direction over any other shares of PNR or any other securities convertible into shares of PNR and you do not have any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition of additional shares of PNR or securities convertible into shares of PNR, other than pursuant to the PNR Shareholder Agreement. You have the sole right to vote all of the Subject Shares, are the beneficial owner of, or exercise control and direction over, all of the Subject Shares and have the authority to accept this letter and carry out the transactions contemplated hereby. You further confirm that no individual or entity has any agreement or option, or any right or privilege (whether by law, pre- emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, including any right to vote, except NAN pursuant to this Agreement, NAN Subco pursuant to the Definitive Agreement or pursuant to the PNR Shareholder Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

lf the foregoing correctly sets forth our understanding, please indicate your acceptance thereof by signing and returning the enclosed duplicate of this agreement.

Yours truly,

NORTH AMERICAN NICKEL INC.

By:
Name:
Title:

Accepted and agreed to this ______ day of April, 2022.

Number of common shares of NAN owned or controlled by you: ____________.

Number and type of securities convertible into common shares of NAN owned or controlled by you (if none write “N/A”):

Type of convertible securities	Number of convertible securities

[If shareholder is an individual, please use the following signature block:]

Shareholder Name:

[If shareholder is a corporate entity, please use the following signature block:]

■

By:
Name:
Title:

I have authority to bind the company

Appendix "C"

DESCRIPTION OF SHARE CAPITAL

to the Amalgamation Agreement made effective as of April 25, 2022 among
North American Nickel Inc., 1000178269 Ontario Inc. and Premium Nickel Resources Corporation

1.	North American Nickel Inc.

The authorized capital of NAN consists of an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

As at the date of this Agreement, the following securities of NAN are issued and outstanding:

Type of Security	Number
NAN Shares	133,870,031
NAN Preferred Shares	590,931
NAN Options	14,978,972	(1)
NAN Warrants	13,417,421	(2)

Notes:

(1)	Each NAN Option is exercisable for one NAN Share, as follows:

•	5,800,000 NAN Options at an exercise price of $0.16 per NAN Share until February 24, 2025;

•	1,200,000 NAN Options at an exercise price of $0.09 per NAN Share until August 19, 2025;

•	2,985,000 NAN Options at an exercise price of $0.32 per NAN Share until February 25, 2026; and

•	4,993,972 NAN Options at an exercise price of $0.40 per NAN Share until October 25, 2026.

(2)	Each NAN Warrant is exercisable for one NAN Share, as follows:

•	8,871,817 NAN Warrants at an exercise price of $0.09 per NAN Share until August 13, 2022;

•	1,076,067 NAN Warrants at an exercise price of $0.09 per NAN Share until August 31, 2022; and

•	3,469,537 NAN Warrants at an exercise price of $0.35 per NAN Share until April 16, 2023.

2.	NAN Subco

The authorized capital of NAN Subco consists of an unlimited number of common shares without par value.

As at the date of this Agreement, the following securities of NAN Subco are issued and outstanding:

Type of Security	Number
NAN Subco Shares	1

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3.	Premium Nickel Resources Corporation

The authorized capital of PNR consists of an unlimited number of common shares without par value.

Type of Security	Number
PNR Shares	85,616,075
PNR Options	8,500,000
Other agreements/rights to issue PNR Shares	—	(2) (3)

Notes:

(1)	Each PNR Option is exercisable for one PNR Share, as follows:

•	4,500,000 PNR Options at an exercise price of $0.40 per PNR Share until January 26, 2026;

•	1,275,000 PNR Options at an exercise price of $0.95 per PNR Share until September 29, 2026; and

•	2,725,000 PNR Options at an exercise price of $2.00 per PNR Share until January 19, 2027.

(2)	Pursuant to the 15% Warrant held by NAN, NAN is entitled to acquire up to 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025.

(3)	Pursuant to a promissory note issued by PNR (as more fully detailed below), the holder has an option to convert the principal amount thereunder plus any accrued interest thereon to PNR Shares prior to April 30, 2022, the whole in accordance with the terms of the promissory note:

•	$10,000 principal amount with interest thereon of 10% per annum held by Charles Riopel.

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